                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
                             UNDER SECTION 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              LEGACY BRANDS, INC.
              (Exact Name of Small Business Issuer in its Charter)

            CALIFORNIA                                                     680323138
      (State or Jurisdiction                                         (I.R.S. Employer
of Incorporation or Organization)                                  Identification No.)
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                        2200-B DOUGLAS BLVD., SUITE 130
                              ROSEVILLE, CA 95661
                                 (916) 782-2029

         (Address and telephone number of principal executive offices)

                          Securities to be registered
                         under Section 12(g) of the Act:

                                  Common Stock


                                COMPANY OVERVIEW

     Legacy Brands, Inc. (the "Company") was formed to produce and market super premium, branded food products to be sold in supermarkets, club stores, and mass merchandise stores throughout North America. The Company holds an exclusive license from Mrs. Fields Development Corporation ("Mrs. Fields"), to produce, market and distribute frozen cookie dough products, frozen baked goods and other related frozen dessert products utilizing trademarks, trade names and service marks for Mrs. Fields Cookies, Mrs. Fields Brownies and Mrs. Fields in any product. Such licensing arrangements have an initial term of five years, of which two and a half years have passed, with periodic options to renew for a total of 30 years. The Company currently markets Mrs. Fields Cookie Dough in supermarkets nationwide, the Sam's Club wholesale division of Wal-Mart stores, BJ's and Costco club stores. The Company's frozen cookie dough products include semi-sweet chocolate chip, semi-sweet chocolate chip with walnuts, white chunk macadamia nut, oatmeal raisin, a chocolate lovers pack and a baking kit for the Christmas holidays. The Company has an informal manufacturing agreement with Van den Bergh Foods ("Van den Bergh") to manufacture its frozen cookie dough products according to Mrs. Fields' specifications. This agreement generally allows the Company to have its products produced without any advance payments to Van den Bergh for manufacturing or packaging. The products are then delivered by Van den Bergh, as agent for the Company, directly to wholesale and retail warehouses who pay Van den Bergh for such product. Van den Bergh then distributes to the Company the proceeds after deducting manufacturing and other costs. Mrs. Fields super premium products planned for future introduction include assorted cheesecakes, double fudge brownies, muffins, cinnamon rolls, macadamia nut waffles and chocolate chip pancakes. The Company has recently received orders for its new Mrs. Fields cookie ice cream sandwiches from the Southland Corporation to supply this product to over 5,000 7-Eleven convenience stores.

     Products from other licensors fitting a profile similar to the Mrs. Fields brand products will be introduced beginning in 1997. The Company also holds a non-exclusive license from AJM Marketing Enterprises, Inc., to use certain names and characters from the television show, "Adventures of Gumby," (sometimes collectively referred to as "Gumby") in connection with the manufacture, marketing and distribution of freeze pops, fruit roll-up products and beverage coolers bearing the Gumby images. The Company has commenced marketing the Gumby products. Lucky Stores of Northern California has recently approved Gumby Pops for distribution in 185 of their stores, beginning in July 1997. This will be the first time that Gumby food products have ever been produced by any entity. The Company plans to sell Gumby food products in toy stores and large discount department stores utilizing marketing methods similar to those used for Mrs. Fields products.

     Management believes an opportunity exists to develop new products which fulfill unmet consumer needs in the underdeveloped premium frozen food market. Convenience and ease of preparation appear to be the most important factors affecting purchases of frozen dessert items. The Company has seen an increase in the number of supermarket retailer and wholesaler accounts selling the Company's products from 15 such accounts during its fiscal year ended January 31, 1996, to 63 accounts during its fiscal year ended January 31, 1997, an increase of over 320%. Such 63 accounts represent 18% of the top 347 supermarket retailer and wholesaler companies ranked by national sales according to PROGRESSIVE GROCER'S 1997 MARKETING GUIDE BOOK. Management believes that there is a growing consumer demand for partially prepared food products which require only minimal final preparation at home. For example, while the Mrs. Fields brand has been reported by Corey, Canapary & Galanis, a market research firm, to be recognized by 94% of consumers, management is of the view that it has not yet been fully exploited in the retail segment, which should provide growth opportunities for the Company.

     The Company was incorporated in California in February 1994. The Company's principal offices are located at 2200-B Douglas Blvd., Suite 130, Roseville, California 95661, and its telephone number is (916) 782-2029.
                                       1

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                                     PART I

                                  THE BUSINESS

COMPANY BACKGROUND

     Legacy Brands, Inc., currently produces and markets super premium, Mrs. Fields brand frozen food products throughout North America. The Company intends to expand by increasing sales of Mrs. Fields products and by producing and marketing other similar, well recognized brand name products.

     The Company was founded in early 1994 and initially focused its activities on acquiring licenses for producing and marketing Odwalla frozen juice bars and Fog City Diner soups. These licenses were allowed to expire as the Company acquired licenses for other products, including Mrs. Fields Cookie Dough. The Company has entered into an agreement, which has not been reduced to writing in a single formal instrument, with Van den Bergh to manufacture and package the Mrs. Fields Cookie Dough products. This agreement and course of conduct followed by the parties allows the Company to have the products produced without advance payments to Van den Bergh. The agreement was made possible by Mrs. Fields Cookies' relationship with Van den Bergh. The Company also then entered into a distribution agreement with Haagen-Dazs.

     The Company had losses of approximately $3.5 million through August 1995. At that point, the Company established a committee of four principal shareholders in order to: (i) administer the affairs of the Company until a Chief Executive Officer could be hired; (ii) hire a Chief Executive Officer experienced in the industry; (iii) authorize negotiations with Mrs. Fields Cookies to restructure the terms of the license; (iv) negotiate with the Company's suppliers regarding payment terms for aged inventory and negotiate with trade creditors; and (v) arrange for interim financing. The Company formalized this process by entering into a Memorandum of Agreement on August 8, 1995, that also provided for the restructuring and recapitalization of the Company.

     In September 1995, the Company hired Thomas E. Kees as its Chief Executive Officer and redirected its objectives. The Company began to concentrate on licensing only well-known national brands. The Haagen-Dazs distribution agreement was terminated in September 1995, effective in October 1995. The strategy of direct distribution to wholesalers and retailers was thereupon formulated and implemented. Marketing efforts were then focused on in-store promotions and increased efforts to add new retail accounts and increase gross profits. In addition, a new management team was hired to implement the Company's strategies. Since that time, sales have increased 47% over the previous year and management anticipates that operating expenses as a percentage of sales will decrease, creating an environment for potential future profitable operations.

INDUSTRY BACKGROUND AND COMPETITION

     Sales of frozen baked goods, the subcategory listing for the Company's current products, topped $1.2 billion in 1994, according to THE FROZEN FOOD EXECUTIVE. Moreover, the December 1995 issue of THE FROZEN FOOD EXECUTIVE stated that the frozen, ready-to-eat cookie/frozen cookie dough market segment had the highest annual growth rate among frozen baked goods, going from 1.29 million units in 1994 to 2.14 million units in 1995, an increase of 66%. This percentage increase in unit volume (66%) is significantly higher than the increase recorded for any other category. By comparison, the second and third fastest growing product types, frozen bakery bread and frozen bagels, enjoyed increases of 24% and 20%, respectively.

     Management believes that the Company is uniquely positioned to take advantage of these latest trends in the multi-billion dollar frozen food business and a particular opportunity exists to develop new products in the super premium frozen food sector, which management believes to be underdeveloped. According to A.C. Nielsen, as quoted in the December 1995 FROZEN FOOD EXECUTIVE, convenience and ease of preparation appear to be the most important factors affecting purchases of frozen dessert items. The Company is confident that its products can meet the growing consumer demand for partially prepared food products which require only minimal final preparation at home.

     The Company's Mrs. Fields Cookie Dough products have become a leader in the frozen cookie dough market. According to Information Resources, Inc. ("IRI") data, the frozen cookie dough category totaled only $3.5 million in sales in 1994 at a time when the Company had barely begun distribution of Mrs. Fields Cookie Dough products. In 1995, category sales jumped to $7.2 million, an increase of $3.7 million, or 107%. All of this

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increase was attributable to the growth in sales of Mrs. Fields' products, the market share of which went to 49%, compared to 34.1% for Otis Spunkmeyer. In 1996, the category grew slightly to $7.3 million with Mrs. Fields commanding a 51% share of all unit sales in the category. Management believes that since the bulk of its store distribution increases occurred in the last quarter of the year, these sales figures indicate a significant upward trend in category dominance by Mrs. Fields.

     In the opinion of management, the only significant competitor in the frozen cookie dough category is Otis Spunkmeyer, a Northern California based company, which produces lower priced frozen dough cookies. Management believes that in nearly all instances in which supermarkets offer both the Company's products and Otis Spunkmeyer products, the Company's products outsell the Spunkmeyer products.

BUSINESS STRATEGY

     The Company will attempt to build a portfolio of highly profitable, branded, premium food products. The Company believes an opportunity exists to develop new products in the currently underdeveloped premium snack and children's food categories. To achieve this goal, the Company will seek to develop agreements which leverage underutilized brand equity, manufacturing and distribution capacities to bring to market new foods which fulfill currently unmet consumer needs. Thus, the Company is primarily a licensing company, and intends to continue this method of operation.

     Mrs. Fields Cookie Dough was the fastest growing product in the frozen baked goods category, according to information compiled by IRI which appeared in the January 1996 issue of THE FROZEN FOOD EXECUTIVE. The Company is confident that this brand will continue to benefit from consumers' growing demand for partially-prepared, quality food products, which consumers can finish preparing at home. The Company intends to make a concerted effort to gain wider distribution and acceptance of the current products. In accomplishing this goal, the Company intends to concentrate on geographic regions which have longer baking seasons, primarily the Northern states, and areas where Mrs. Fields Cookie stores are most popular. In this regard, Mrs. Fields Cookies has recently added 203 stores in areas where that company previously had little presence. Supermarkets and club stores in these areas where Mrs. Fields is expanding its presence will be prime targets of the Company's distribution program.

    The Company recently introduced Mrs. Fields cookie ice cream sandwiches.
The Company also plans to develop additional products for the Mrs. Fields super premium line. These products include, but are not limited to, assorted cheesecakes and double fudge brownies. It is anticipated that as the number of products and their sales increase, the Company will seek to establish dedicated Mrs. Fields spaces in frozen foods sections of supermarkets similar to those for equivalent products marketed by Weight Watchers and Sara Lee.

     The Company's new management team has considerable experience in all aspects of the supermarket industry. The Company believes it can generate quick acceptance of its products by wholesalers and retailers, and thereby continue to increase the number of outlets carrying the product line. Additionally, management believes that the cachet provided by the Mrs. Fields brand name will enable the Company to negotiate lower slotting fees. (Slotting fees must be paid by most food product distributors in order to obtain shelf space or "slots" for their products in retail stores).

     In addition, the Company plans to acquire additional licenses to produce other premium, branded food items. The Company has already obtained a non-exclusive license to sell certain food products relating to the cartoon character, Gumby, throughout the United States. Gumby freeze pops (a popsicle-like product which is purchased at room temperature and frozen at home) will be the first Gumby related product. Sales of this product will most likely be greatest during the summer, which is currently the slowest sales period for Mrs. Fields Cookie Dough products. Thus, the Company believes that sales of cookie ice cream sandwiches and Gumby Pops will reduce the seasonality of the Company's business. The Company plans to obtain one additional food license some time in late 1997 or early 1998.

     In introducing these new product lines, the Company intends to rely heavily on its experiences gained in connection with the development, marketing, production and distribution of the Mrs. Fields Cookie Dough products. The Company anticipates that it will be able to use its existing channels to speed acceptance of other products which it develops.

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MARKETING, SALES AND DISTRIBUTION STRATEGY

     Beginning in September 1995, with the hiring of Mr. Thomas Kees as Chief Executive Officer, the Company redirected its marketing efforts. Prior to that time, the Company had utilized both in-store and out-of-store marketing methods. In particular, newspaper coupons had been used with little success. The Company determined that its marketing funds should be used solely for in-store marketing whenever possible. This strategy of sales reliance on in-store marketing was implemented and has continued to the present. The Company intends to continue pursuing this course in the future.

     The philosophy behind this strategy is that the Mrs. Fields, Gumby and future licensed brand names are already well-known to the general public. For example, according to a 1994 survey taken by the marketing firm of Corey, Canapary & Galanis for Mrs. Fields Cookies, 94% of all consumers are familiar with the Mrs. Fields brand name. According to the Corey, Canapary survey, large expenditures for mass advertising in magazines, on television, and similar mass media outlets are not cost effective and probably are not needed in view of the broad recognition of the Mrs. Fields brand name. The Company has, therefore, planned for only limited expenditures in these areas. Consumers who visit their local supermarket and see that there is a Mrs. Fields Cookie Dough product already have an opinion about the brand. The Corey, Canapary survey states that in this case, the opinion most likely will be favorable.

     In-store advertising, however, helps the consumer notice the product in the freezer case. The main types of in-store advertising currently being utilized by the Company will be continued over the next year. These advertising methods include special discount price promotions to retailers (known as off-invoice promotions), which are passed on to consumers, in-store coupons, product advertising stickers to be placed on freezer cases and in-store bake offs featuring in-store product preparation. Customers may then sample the product while they shop. In-store bake offs have been a most effective marketing tool for the Company. According to the 18th Annual Direct Survey of Consumers by the Cox Market Research Group, nearly one half (47%) of those polled said they would switch brands if they like a food sample provided to them. One hundred percent of the grocery retailers surveyed by Corey, Canapary, found that although product sampling is not the only factor in the consumer's purchasing decision, it is an effective method by which to increase sales. An Internet marketing program is also being designed for introduction in the Fall of 1997.

     Mrs. Fields Cookie Dough is currently sold nationally in more than 63 of the 347 leading supermarket retailer and wholesaler accounts ranked by sales, according to PROGRESSIVE GROCER'S 1997 MARKETING GUIDEBOOK. The product is also sold through the Sam's Club wholesale division of Wal-Mart Stores and in BJ's and Costco club stores. The number of such accounts increased from 15 in the fiscal year ended January 31, 1996, to 63 in fiscal year ended January 31, 1997. Market penetration is a key goal of the Company, especially within the large military commissary business. Additional retailers and wholesalers have also committed to introduce the Mrs. Fields products in time for the Fall selling season and several club stores have been targeted by the Company for distribution. The Company has recently received orders for its Mrs. Fields cookie ice cream sandwiches from the Southland Corporation to supply this product to over 5,000 7-Eleven convenience stores.

     In September 1995, the Company switched from distribution of its products through Haagen-Dazs to direct distribution. The Company has no sales force. Under the current marketing method, a network of food brokers acts as a sales force. Personal direct contact between management and wholesalers and retailers, along with similar contact between food brokers and the same entities, maximizes product retail exposure. Management believes that product slotting is fundamental to the success of any supermarket product and is further of the view that slotting will be easier due to the perceived cachet of the Mrs. Fields brand name.

CURRENT PRODUCTS

     Management of the Company believes that its business strategy has a strong foundation in the two quality name brand product licenses it already has. The Company has an exclusive license to produce products under the Mrs. Fields brand name including frozen cookie dough, frozen baked goods and other related frozen food products. The Company also has a non-exclusive license to use the names and likenesses of Gumby, Pokey and other characters and names derived from the television series, "Adventures of Gumby" in conjunction with products including freeze pops, beverage coolers and fruit forms. The Company has introduced the first Gumby product and has received approval from Lucky Stores for Gumby Pops for 185 stores in Northern California.

     Mrs. Fields Cookie Dough is a super premium quality product in which the cookie dough is individually pre-formed and ready to bake. The recipe used in making the dough is identical to the one used to bake the cookies sold in Mrs. Fields Cookies retail stores. Currently, there are eight different Mrs. Fields products marketed by the Company. These products include:

       Semi-Sweet Chocolate Chip Cookies (1 lb.)
       Semi-Sweet Chocolate Chip Cookies (3 lb.)**
       Semi-Sweet Chocolate Chip Cookies with Walnuts (1 lb.)
       White Chunk Macadamia Nut Cookies (1 lb.)
       Oatmeal Raisin Cookies (1 lb.)
       Holiday Cookie Baking Kit (3 lb.)*
       Cookie Ice Cream Sandwiches***
       Two Pound Chocolate Lover's Pack**

            * The Holiday Cookie Baking Kit is marketed only in the Christmas season which extends from approximately the end of October to the New Year holiday in each year.

            ** The two and three pound size is marketed only to club stores.

            *** Not currently sold in Mrs. Fields Cookies Stores.

NEW PRODUCTS

     All new product concepts are developed by the Company, taking into consideration the value of the existing brand, how the new product might leverage the brand's strength and consumer demand for the product.

  MRS. FIELDS PRODUCTS

     At least seven new Mrs. Fields super premium products will be added by the Company during 1997. Some of these products currently can be found in Mrs. Fields Cookies retail stores, and some will be exclusive to the Company, but will still carry the Mrs. Fields brand name. A list of these products and currently estimated product introduction dates (calendar year) appears below:

       Triple Chocolate Cookies (1 lb.)          3rd Qtr. 1997
       Cheesecakes-various flavors*              3rd Qtr. 1997
       Double Fudge Brownies                     4th Qtr. 1997
       Muffins                                   1st Qtr. 1998
       Macadamia Nut Waffles*                    1st Qtr. 1998
       Chocolate Chip Pancakes*                  1st Qtr. 1998
       Cinnamon Rolls                            1st Qtr. 1998

            * Not currently sold in Mrs. Fields Cookies
              stores. These products are being formulated and developed by the Company, and do not use existing Mrs. Fields recipes, although they will carry the Mrs. Fields brand name.

  GUMBY PRODUCTS

     The Company has recently acquired a non-exclusive license to sell certain food products relating to the animated character, Gumby, throughout the United States. Management believes this is the first time a license to produce Gumby food products of any type has been issued. The Gumby family of characters has been well accepted by the American public for 40 years. There is a Gumby fan club, a daily television show on the Nickelodeon cable channel and numerous branded Gumby toys are sold in retail outlets. In addition, a Gumby movie is currently in production and Gumby is also appearing on television commercials for Frosted Cheerios.

     The Company believes it can capitalize on this brand name popularity to generate significant sales. The Company intends to produce several Gumby products including freeze pops (frozen ice treats similar to a popsicle in flavor), beverage coolers (fruit beverages for children) and fruit forms (dried fruit snacks).

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     The first Gumby product to be introduced will be the freeze pops. Gumby freeze pops contain liquid in 1 to 2 oz. plastic tubes, which are purchased at room temperature and frozen at home before consumption. The pops are eaten by tearing the top from the tube and squeezing the frozen liquid gradually upward.

     Gumby freeze pops provide a key potential benefit to the Company. Sales of the product will most likely be greater during the summer, which is currently the slowest sales period for Mrs. Fields Cookie Dough products. Thus, the seasonality of the Company's business should be reduced. Lucky Stores of Northern California have recently approved Gumby freeze pops for distribution in 185 stores beginning July 1997.

     Freeze pops will not be sold in a frozen state. They are shelf stable and will be sold at room temperature and frozen at home by the consumer. Thus, the number of potential outlets for product distribution is far greater than for typical frozen desserts. Management believes that toy stores are a viable outlet for the product, as are mass merchandise stores such as K-Mart and Wal-Mart. Additionally, because the freeze pops are not frozen, off-shelf end displays can be utilized to increase exposure. The Company appears to have three major competitors in the freeze pop area: Kraft Foods, Jel Sert, and Otter Pops (recently acquired by Jel Sert). There is no reliable information available regarding the current market size for this relatively new food type. However, the Company estimates it to be in the $50 million to $100 million range. The other products (except for Otter Pops) are sold primarily in the Midwest and Northeast. Since the competing products do not have licensed characters associated with their brands, and since Gumby is quite popular with children, the Company expects the Gumby product to enjoy high name recognition which will facilitate customer acceptance and market penetration.

  OTHER LICENSED PRODUCTS

     The Company intends to acquire at least one additional license to produce a product line which fits the Company's product profile (well recognized branded food products), most likely in late 1997 or early 1998.

  LICENSING AGREEMENTS

  MRS. FIELDS

     In August 1994, the Company and Mrs. Fields entered into a licensing agreement ("the Mrs. Fields License") whereby the Company was awarded the exclusive right and license to use the Mrs. Fields Cookies, Mrs. Fields Cookies and Brownies and Mrs. Fields names and trademarks in any format (the License Names and Marks as defined by the Mrs. Fields License) to market cookies, muffins, brownies, pound cakes, baked goods, and frozen dessert items including ice cream containing Mrs. Fields Cookie Dough (the "Royalty Bearing Products") throughout North America, Hawaii and Puerto Rico (the "Territory") relying on grocery stores, supermarkets, convenience stores and club stores as distribution channels. The license does not include the ice cream novelty markets for Canada. The Mrs. Fields License is scheduled to last through December 31, 1999 (the "Initial Term") with the Company having an option to extend the Mrs. Fields License for five (5) five year periods (the "Option Periods") until December 31, 2024. Mrs. Fields may terminate the Mrs. Fields License in any Option Period by providing written notice to the Company of its intent to do so by the end of such Option Period. In the event Mrs. Fields exercises its right to terminate the Mrs. Fields License, it must pay to the Company an amount equal to three times the average gross margin for sales reported by the Company for the last three years of the Option Period in which such notice of termination is given. The amount determined to be due shall be payable over three years in twelve equal quarterly payments.

     The Company also has the right of first refusal to acquire the exclusive license for the sale of Royalty Bearing Products in the Territory, and to acquire the exclusive license to sell in the Territory and to include in the definition of Royalty Bearing Products all other non-frozen products, at an amount equal to 75% of the sales price offered by a third party, and on the terms set forth in writing by any bona fide ready, willing and able licensee ("First Offer"). The Company also has the right of first refusal to acquire the license to sell in the Territory all other frozen food products including ice cream at an amount equal to 75% of the price and on the terms set forth by any prospective licensee.

     The Company has the right to expand the definition of Territory to include additional areas, at no additional cost.

     The Company is obligated to sell a minimum number of cases of Royalty Bearing Products during the Initial Term (the "Minimum Volume Commitments"), and, if the license is extended, in Option Periods. Pursuant to the amendment to the Mrs. Fields License entered into in March 1996, the Minimum Volume Commitment beginning January 1, 1997 for the 1997 calendar year is 285,000 twelve pound equivalent cases, increasing over the life of the Mrs. Fields License to 583,434 twelve pound equivalent cases in 2015, continuing at that level for the remainder of the Mrs. Fields License. To the extent that the Company does not meet the Minimum Volume Commitment to maintain the Mrs. Fields License, it shall be required to pay the royalty which would otherwise have been earned by Mrs. Fields on the amount of the shortfall from the Minimum Volume Commitment for the relevant period. The Company sold 135,213 and 161,463 twelve pound equivalent cases during the calendar years ended December 31, 1995 and 1996, respectively. While no assurance can be provided that these Minimum Volume Commitments will be achieved, the Company is of the view that it can meet the requirements of the Mrs. Fields License during its term.

     In addition to complying with any and all applicable laws, the Company must seek Mrs. Fields' approval before selling any Royalty Bearing Product, provide Mrs. Fields with a written summary of customer complaints regarding the quality of products, and purchase ingredients from sources approved by Mrs. Fields. Mrs. Fields also has the right to request samples of any Royalty Bearing Product being sold by the Company free of charge. The Company has the duty to obtain and keep in force product liability insurance in favor of Mrs. Fields.

     The Company is in full compliance with all provisions of the Mrs. Fields License.

  GUMBY

     In September 1996, the Company and AJM Marketing Enterprises, Inc. ("AJM") entered into a licensing agreement (the "Gumby License") whereby the Company was awarded the non-exclusive right and license to use certain Names and Characters (Gumby, Pokey, and other characters derived from the television show "Adventures of Gumby") to market freezer pops, beverage coolers and fruit forms (the "Licensed Products") throughout the United States and its territories and possessions (the "Gumby Territory"). The Name and Characters will be marketed through grocery stores, supermarkets, convenience stores, club stores, toy stores and drug stores and mass merchandise stores such as K-Mart and Wal-Mart.

     Following the Company's initial payment of $12,500, the Company is obligated to pay an additional $112,500 by August 31, 1998, which is also the date the license terminates unless renewed by the parties for an additional two year period.

     The Company must seek written approval from AJM before selling any licensed product. AJM has the right to request samples of the Licensed Products from the Company free of charge. The Company has complied with the requirement to begin the manufacture, distribution and sale of fruit forms, beverage coolers and freezer pops by February 1997. The Company must maintain a product and personal liability insurance policy in the amount of $1,000,000 in favor of the Company and AJM which is currently in effect. The Company has begun the actual manufacture and ordering of product to establish an inventory in anticipation of orders, such as the order from Lucky Stores of Northern California. The Company believes it is in full compliance with all provisions of the Gumby License.

MANUFACTURING

     Contract manufacturing for Mrs. Fields Cookie Dough products is provided by Van den Bergh. Van den Bergh manufactures these products according to Mrs. Fields specifications. The Company believes that the informal agreement with Van den Bergh is beneficial to the Company and unusual in the food industry. This agreement generally allows the Company to have its products produced without any advance payments to Van den Bergh for manufacturing or packing. Distribution of products is managed directly between the co-packer (Van den Bergh) and warehouses on a contract trucking basis. Van den Bergh is listed as the vendor of record with retailers and such retailers pay to Van den Bergh the gross sales price for the product. Van den Bergh, in turn, pays the Company the net proceeds after deducting manufacturing and other costs, markup and $2 per case in payment of the Van den Bergh Obligation. Therefore, no up-front cash outlay by the Company is generally required for manufacturing. Accounts receivable credit risk exposure from retail customers is assumed by Van den Bergh, except that the Company is liable to Van den Bergh for the Company's gross margin on uncollectible receivables and spoiled inventory. The Company has entered into an agreement with a Canadian company to manufacture, package, label and distribute Gumby Pops.

     The Company has reached an agreement in principle with a company in New Jersey to manufacture, package, label and distribute its Mrs. Fields cookie ice cream sandwiches. No assurances can be given that a definitive agreement will be entered into by the parties.

OBLIGATIONS ARISING OUT OF DISCARDED INVENTORY

     The Company is engaged in negotiations with Van den Bergh to restructure its agreements to repay the original aggregate sum of approximately $2,500,000, claimed to be owing as a result of the over ordering of cookie dough during 1994. The cookie dough was either discarded by Van den Bergh due to obsolescence or reworked and sold to reduce the loss (the "Van den Bergh Obligation"), which obligation has been reduced to approximately $1,398,000 at January 31, 1997. [Update] The Company and Van den Bergh have agreed to continue the arrangements which have been followed since March of 1995, whereby Van den Bergh is deducting from the Van den Bergh Obligation $2.00 per case delivered on behalf of the Company. In December 1996, Van den Bergh offered to place a ceiling of $1,000,000 on the remaining amount claimed as due. The Company is continuing its negotiations with Van den Bergh to obtain a further discount for early payoff of the obligation. However, neither such ceiling amount nor a further reduction for early payoff have yet been reduced to a formal written agreement.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Registration Statement contains forward-looking statements and information that is based upon management's beliefs and assumptions, as well as information currently available to management. When used in this document the words "anticipates," "estimates," "believes," "expects," "intend" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements or expectations expressed or implied by such forward-looking statements. Among the key factors that may have a direct bearing on the Company's operating results are fluctuations in the economy, the degree and nature of competition, acceptance of, and demand for, frozen baked goods, the Company's ability to locate and obtain other licenses and the success of the Company's expansion strategy. The Company disclaims any obligation to update any such factors or to announce the result of any revisions to any of the forward-looking statements contained herein to reflect future developments.


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     Management's discussion and analysis of financial condition and results of operations is designed to provide a better understanding of significant changes and trends related to the Company's financial condition, results of operations, liquidity, and capital resources. The discussion should be read in conjunction with, and is qualified in its entirety by, the Financial Statements of the Company and Notes thereto. The Company's fiscal year ends on January 31st of each year.

     The ability of the Company to continue as a going concern is contingent upon its ability to complete the private equity Offering. In addition, the problems, expenses and general difficulties related to entry into already established markets or the creation of new markets are factors which must be considered in connection with the Company's ability to continue as a going concern.

BACKGROUND

     The Company currently markets Mrs. Fields super premium frozen cookie dough products and cookie ice cream sandwiches, which are distributed throughout North America in supermarkets, club stores, convenience stores such as 7-Eleven and other mass merchandisers and has commenced the same with respect to the Gumby freeze pops. The Company intends to expand the channels of distribution for its Mrs. Fields products and others which are developed to include military commissaries, drug stores, convenience stores, toy stores and mass merchandise stores such as K-Mart and Wal-Mart.

     The Company holds an exclusive license from Mrs. Fields Development Corporation for frozen cookie dough, frozen baked goods and other dessert products. The initial term is for a period of five years, expiring in December 1999. The Company has the option to extend the Mrs. Fields License for five consecutive five-year periods, expiring in December 2024. Mrs. Fields may terminate the Mrs. Fields License during each option period by providing written notice of its intention to do so at the expiration of such option period and paying to the Company an amount equal to three times the average gross margin for sales reported by the Company over the last three years of the then current option period. Additionally, the Company holds a non-exclusive license for the Gumby family of characters for food and beverage products such as freeze pops, beverage coolers and fruit roll-up products.

     The Company is also currently seeking to add other well recognized brands to its portfolio and to utilize copackers to help reduce overhead costs.

     The results discussed herein reflect only sales of the Mrs. Fields Cookie Dough products. During the Company's most recent fiscal year, the number of supermarket retailer and wholesaler accounts carrying the Company's Mrs. Fields products increased from 15 accounts to 63 accounts, an increase of 320%. These Mrs. Fields products are now sold in over 40 major markets in the United States.

     The Company expects to continue to expand its store base by enhancing the sales prospects not only for its Mrs. Fields products, but to provide a network for the introduction of new items within the Mrs. Fields line and for new brands such as Gumby.

     Throughout management's discussion of results one of the most significant factors affecting operating results is the change in distribution methods from direct store delivery through Haagen-Dazs, the Company's distributor through October 1995, to direct warehouse delivery. From fiscal year end 1996 to fiscal year end 1997, the number of cases sold of Mrs. Fields Cookie Dough increased from 132,525 to 177,574 resulting from the expansion in the number of retail outlets and increased product recognition. During the same period, average gross revenue per case increased from $25.36 to $27.17, largely as a result of the change in distribution methods and increased economies of scale.

RESULTS OF OPERATIONS

     The following table sets forth selected statement of operations data of the Company expressed as a percentage of sales for the periods indicated:

                                                                                        PERCENTAGE OF SALES
                                                                                        FOR THE YEARS ENDED
                                                                                      JANUARY         JANUARY
                                                                                      31, 1996        31, 1997
STATEMENT OF OPERATIONS DATA:
  Sales.........................................................................         100.0%          100.0%
  Cost of Goods Sold............................................................           67.0            64.0
  Gross Profit..................................................................           33.0            36.0
Operating Expenses:
  Marketing expenses............................................................           19.1            20.6
  General and administrative expenses...........................................           18.6            17.7
  Operating (Loss)..............................................................           (4.7)           (2.3)
  Interest and other............................................................            2.2            13.4
  Net (Loss)....................................................................           (6.9)          (15.7)

  COMPARISON OF YEAR ENDED JANUARY 31, 1996, TO YEAR ENDED JANUARY 31, 1997

     REVENUES. Revenues increased from $3,289,347 for the fiscal year ended January 31, 1996, to $4,824,706 for the fiscal year ended January 31, 1997, an increase of 46.6 %. All revenues were generated from sales of Mrs. Fields Cookie Dough. This sales increase was due primarily to the increase in the number of supermarket retailer and wholesaler outlets carrying the Company's products from 15 accounts in the fiscal year ended January 31, 1996, to 63 accounts in the fiscal year ended January 31, 1997, including the BJ and Costco club store accounts.

     COST OF GOODS SOLD. Cost of Goods Sold was $2,202,783 for the fiscal year ended January 31, 1996, and $3,087,833 for the fiscal year ended January 31, 1997. These totals represent 67.0% and 64.0% of revenues respectively. The primary reason for this percentage decrease was an increase in direct sales which have a better profit margin for the Company, for the fiscal year ended January 31, 1997 as compared to fiscal year ended January 31, 1996. Direct sales commenced in August 1995. The Company's cost of production from the manufacturer remained the same for both years.

     GROSS PROFIT. The Company's gross profit for the fiscal year ended January 31, 1996, was $1,086,564. Gross profit for the fiscal year ended January 31, 1997, totaled $1,736,873. The comparative gross profit as a percent of sales was 33.0% and 36.0% for the fiscal years ended January 1996 and 1997, respectively. These were a result of the change in distribution methods, as described above.

     MARKETING. Marketing expenses were approximately $628,000 for the fiscal year ended January 31, 1996, and $992,000 for the fiscal year ended January 31, 1997. These expenses represent 19.1% and 20.6% of revenues, respectively. This increase in marketing expenses is attributable to the addition of new stores and market expansion costs associated with the approximate three fold increase in accounts carrying the Company's Mrs. Fields Cookie Dough products during the fiscal year ended January 1997.

     SEASONALITY. Sales of Mrs. Fields Cookie Dough have been seasonal, with higher sales during the traditional baking months of September to March. Therefore, sales tend to be higher during the first and fourth quarters of each fiscal year. As a result, fixed overhead, primarily general and administrative expenses, has represented a disproportionate percentage of revenues during the second and third quarters of each fiscal year. The Company introduced Gumby freeze pops and Mrs. Fields cookie ice cream sandwiches in July 1997 which will generate additional revenues during the months of decreased sales of cookie dough.

     GENERAL AND ADMINISTRATIVE. The Company's general and administrative expense was approximately $612,000 for the fiscal year ended January 31, 1996, and $854,000 for the fiscal year ended January 31, 1997. This represents a percentage of sales of 18.6% and 17.7% respectively. This increase of approximately $242,000 is primarily attributable to the hiring of a Chief Financial Officer and a Senior Vice President of Marketing and Sales in February 1996, and a Chief Executive Officer in September 1995. Accordingly, for the fiscal year ended January 1996, only five months of the Chief Executive Officer's salary was reflected as compared to twelve months of salary reflected for the fiscal year ended January 1997.

     OPERATING LOSS. The operating loss of the Company for the fiscal year ended January 31, 1996, was $(153,177) as compared to $(109,818) for the fiscal year ended January 31, 1997. As a percentage of sales, operating loss decreased from 4.7% for the fiscal year ended January 31, 1996, to 2.3% for the fiscal year ended January 31, 1997. This decrease in operating loss was primarily attributable to increased revenues.

     INTEREST EXPENSE. Interest expense increased from approximately $52,200 for the fiscal year ended January 31, 1996, to $622,800 for the fiscal year ended January 31, 1997. This increase was due primarily to the amortization of debt issuance costs of approximately $470,000, as well as the Company's incurring approximately $850,000 of additional interest bearing debt during the fiscal year ended January 31, 1997.

     NET LOSS. Net loss for the fiscal year ended January 31, 1996, was $(227,390), while the net loss for the fiscal year ended January 31, 1997 was $(757,703). The difference in net loss between the two years is primarily attributable to an increase of interest expense of $570,554 from the fiscal year ended January 1996 to 1997. In addition, during the 1997 fiscal year additional management staff was hired.

  COMPARISON OF THREE MONTHS ENDED APRIL 30, 1996, TO THREE MONTHS
   ENDED APRIL 30, 1997.

     REVENUES. Revenues were approximately $883,000 and $1,249,000 for the three months ended April 30, 1996 and 1997, respectively. The percentage of sales increase for the period from 1996 as compared to 1997 was 41.5%. All sales were generated from the sales of Mrs. Fields Cookie Dough. The increase was primarily attributable to the increase in the number of supermarket retailer and wholesaler outlets carrying the Company's product.

     COST OF GOODS SOLD. Cost of goods sold were approximately $535,000 and $743,000 for the three months ended April 30, 1996, and 1997, respectively. These totals represent 60.6% and 59.5% of revenues, respectively with the decrease primarily attributable to declining use of off-invoice discounts. The Company's per case cost of production from the manufacturer remained the same for both periods.

     GROSS PROFIT. The Company's gross profit increased by approximately $158,000 from approximately $348,000 for the three months ended April 30, 1996, as compared to approximately $506,000 for the three months ended April 30, 1997. The comparative gross profit percentages were 39.4% and 40.5% as of April 30, 1996 and 1997, respectively. The increase was primarily attributable to increased sales.

     MARKETING. Marketing expenses were approximately $157,000 for the three month period ended April 30, 1996, and approximately $261,000 for the three month period ended April 30, 1997. These expenses represent 17.8% and 20.9% of revenues, respectively. The increase in marketing expenses is attributable to the increased use of in-store promotions and the addition of new markets and stores with related expansion costs.

     GENERAL AND ADMINISTRATIVE. The Company's general and administrative expense increased from approximately $174,000 to $216,000 for the three month period ended April 30, 1996 and 1997, respectively. These totals represent 19.8% and 17.3% of revenues, respectively. The increase is primarily attributable to additional salary expense resulting from a shift from part-time to full-time status by certain officers, which was only partially offset by reductions in other expenses.

     OPERATING PROFIT. The operating profit of the Company was approximately $16,000 for the three months ended April 30, 1996, as compared to approximately $28,000 for the three months ended April 30, 1997. These totals represent 1.8% and 2.3% of revenues for the three months ended April 30, 1996 and 1997, respectively. The slight increase in operating profit is primarily attributable to increased revenues offset by increased marketing expenses and salary expenses associated with the general and administrative category.

     INTEREST EXPENSE. Interest expense was approximately $92,000 and $184,000 for the three month periods ended April 30, 1996 and 1997, respectively. These expenses represent 10.4% and 14.7% of revenues for the three month periods ended April 30, 1996 and 1997, respectively. Of the comparative expenses, approximately $15,000 and $46,000, respectively, was attributable to the increase in principal amounts with respect to the PAG and C Brands debt obligations from $565,000 at April 30, 1996 to $1,217,500 at April 30, 1997.
The additional increase in interest expense is attributable to the amortization of debt issuance costs which were approximately $71,000 and $131,000 for the three month periods ended April 30, 1996 and 1997, respectively.

     NET LOSS. The net loss for the three month period ended April 30, 1996, was approximately $(85,000) as compared to approximately $(166,000) for the same period ended April 30, 1997. Although operating profits were slightly higher for the three month period ended April 30, 1997, as compared to the period ended April 30, 1996, the increase in net loss is primarily attributable to the increase in interest expense in the April 30, 1997, as compared to April 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES.

     The Company has primarily financed its activities through the issuance of common stock and debt. The cumulative losses from the Company's inception through April 30, 1997, total $(4,803,797) with a total shareholders' deficit of $(677,981) as of April 30, 1997.

     Current liabilities exceeded current assets by $(2,203,282) and $(1,939,734) as of April 30, 1997, and January 31, 1997, respectively. From January 31, 1997, to April 30, 1997, current assets increased by approximately $87,000 and current liabilities increased by approximately $350,000. The increase in current liabilities is primarily attributable to the borrowings under the DayStar Credit Facility which increased from zero to approximately $225,000 from January 31, 1997, to April 30, 1997. Long-term liabilities decreased by approximately $86,000 from January 31, 1997 to April 30, 1997. Upon closing of the private equity Offering, $622,500 of debt attributable to C.Brands will be converted into 124,500 shares of common stock of the Company. Management anticipates satisfying certain liabilities from the proceeds of the private equity offering, including the DayStar Credit Facility, the supplemental DayStar borrowing of $400,000 (the "Supplemental DayStar Credit Facility") and certain other outstanding debt. Accounts payable at April 30, 1997 includes approximately $422,000 of debt incurred by prior management, primarily in unsuccessful development of the Odwalla juice bars. The debt dates back to mid-year, 1994. During the fiscal year ended January 31, 1997, creditors which demanded payment were able to substantiate $4,500 as being valid debt and it was paid by the Company. No such payables were presented, or paid, by the Company during the three months ended April 30, 1997. As such, management estimates the Company may pay an amount less than the $422,000 accrued. The exact amount which will eventually by paid on these contested liabilities is not currently determinable.

     The negative effects of the Company's lack of liquidity were mitigated by the cooperation of its manufacturer, Van den Bergh, which was owed approximately $1,398,000 for spoiled inventory as of January 31, 1997. Repayments of approximately $93,000 reduced the obligations to approximately $1,305,000 as of April 30, 1997. The manufacturer has agreed to accept repayment from the Company's future sales.

     During the fiscal year ended January 31, 1997, and the three month period ended April 30, 1997, the Company has been able to meet its trade payable obligations when due. Management anticipates that existing products will generate adequate cash to fund operational overhead, exclusive of new product development. Funds for new product development are anticipated from the proceeds of the private equity Offering.

     As of April 30, 1997, the Company held three notes, originally issued in 1994, payable to two unrelated parties and a third party that is currently the beneficial owner of in excess of 5% of the common Stock, totaling $60,000 in principal amount. The Company intends to repay these obligations from the proceeds of this Offering.

FACILITIES

     The Company's headquarters are located at 2200-B Douglas Blvd., Suite 130, Roseville, California 95661, and its telephone number is (916) 782-2029. The facility consists of 1,500 square feet of office space shared with Capitol Bay Securities (See "Certain Transactions") which is leased under a month to month arrangement expiring in September 1997. Arrangements have been made to relocate the headquarters to a new building being constructed by an entity in which Messrs. Kees and Kircher are principals. The lease for such new premises will be on terms and conditions which are no less favorable than those prevailing for similar premises in the area. The Company considers that these facilities are and will be adequate for its purposes, as all manufacturing activities are currently performed off-site. It is anticipated that similar manufacturing arrangements will be entered into with respect to any other products sold by the Company. See "Certain Transactions."

                             PRINCIPAL SHAREHOLDERS

     The following sets forth certain information regarding beneficial ownership defined in Item 403 of Regulation S-B under the Act) of Common Stock as of after giving effect to the 1:10 reverse stock split effective October 31, 1996 and as adjusted to reflect the Offering (i) each executive officer of the Company by each person who is known by the Company to beneficially own more than five percent of the Common Stock, (ii) each director of the Company by each of the Company's directors, (iii) by all executive officers and directors as a group, and (iv) each person or entity known by the Company to be the beneficial owner of more than five percent of the Common Stock. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. All of the calculations below assume the 65,100 Note Shares are outstanding and that the total number of shares of Common Stock outstanding is 4,487,645, and include 1,600,000 shares of Common Stock offered in the private equity offering, and exclude the exercise of the Placement Agent's Over-Allotment Option, shares of Common Stock underlying the Placement Agent's Warrants, 145,000 shares of Common Stock underlying certain warrants, shares underlying warrants issuable to DayStar and additional shares issuable to PAG pursuant to the PAG Restatement. See "Recent Financing Transactions."

                                                                                  SHARES BENEFICIALLY
NAME AND ADDRESS OF                                                                    OWNED (1)           PERCENTAGE
BENEFICIAL OWNER (2)                                                                    NUMBER             OWNED (1)
EXECUTIVE OFFICERS AND DIRECTORS:
Thomas E. Kees (3).............................................................         400,000                8.91%
Craig C. Connerty (3)..........................................................          60,000                1.34%
Michael E. Banks (3)...........................................................          60,000                1.34%
Steven Riccardelli (3).........................................................          60,000                1.34%
Arthur L. Patch................................................................           2,000*                0.04%
All directors and officers as a group..........................................         582,000                12.97%
OTHER 5% SHAREHOLDERS:
Gregory B. Plunkett (4)........................................................         400,000                8.91%
c/o Tobin & Tobin
1 Montgomery Street, 15th Floor
San Francisco, CA 94102
Douglas Shannon (4)............................................................         200,000                4.46%
P.O. Box 1959
Aptos, CA 94102
BKP Partners (4)...............................................................         282,256                6.29%
Citicorp Center, Suite 3900
One Sansome Street
San Francisco, CA 94102
PAG (5)........................................................................         190,000                4.23%
21800 Burbank Blvd., Third Floor
Woodland Hills, CA 91367
CBG Partnership (6)............................................................         196,667                4.38%
100 The Embarcadero, Penthouse
San Francisco, CA 94105
C Brands (4) (7)...............................................................         224,500                5.00%
2200-B Douglas Blvd., Suite 100
Roseville, CA 95661
Capitol Bay Group (4) (7)......................................................         298,090                6.64%
2200-B Douglas Blvd., Suite 100
Roseville, CA 95661
Stephen C. Kircher (4) (7).....................................................         298,090                6.64%
2200-B Douglas Blvd., Suite 100
Roseville, CA 95661

* Less than 1%

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For the purpose of this table, a person or group of persons is deemed to have "beneficial ownership" as of a given date of any shares which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named on a given data, any security which such person has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership of such person or persons, but is not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2) Where no address is indicated, the address is in care of the Company.

(3) Represents Stock Purchase Shares as to which the holder possesses full voting power pursuant to the Employee Stock Purchase Plan, but which may not be sold, transferred, pledged or otherwise disposed of, except upon issuance of a Certificate of Vesting by the Board of Directors and payment by the holder of amounts due under such holder's Purchase Note. As of June 1, 1997, 70,000 and 35,000 Stock Purchase Shares vested with respect to Messrs. Kees and Riccardelli respectively. As of May 1, 1997, 25,000 Stock Purchase Shares vested with respect to each of Messrs. Banks and Connerty. See "Management-Employee Stock Purchase Plan."

(4) Mr. Plunkett has disputed the validity of the 200,000 shares shown as held by Mr. Shannon, 70,000 shares shown as held by BKP Partners and 108,500 shares shown as held by Capital Bay Group, C Brands and Mr. Kircher and claims that his shareholdings are 930,000 shares. The Company believes that such claims by Mr. Plunkett are without merit and believes the information set forth in this table is accurate. See "Potential Litigation with Founder."

(5) The percentage of shares shown as held by PAG before the Offering were issued in consideration for services rendered to the Company by PAG pursuant to a Bridge Loan and Consulting Agreement PAG has advised the Company that, except with respect to 47,020 shares held for its own account, PAG disclaims beneficial ownership of the 142,980 shares listed above as owned by it. The shares as to which PAG has disclaimed beneficial ownership were acquired for the benefit its shareholders and certain of its officers and directors. PAG disclaims beneficial ownership to all but 47,020 shares listed above as owned by it. See "Recent Financing Transactions."

(6) Includes 13,333 shares of Common Stock and 10,000 Note Shares held by Mr. W. Bruce Berkovich, a partner of the CBG Partnership.

(7) Mr. Stephen C. Kircher, the manager of C Brands and president of Capitol Bay Group, is the beneficial owner of 9,000 shares. Mr. Kircher disclaims beneficial ownership of the 224,500 shares held by C Brands and 64,590 shares held by Capitol Bay Group. The total number of shares held by C Brands, Capitol Bay Group and Mr. Kircher, as an individual, totals 298,090. The 224,500 shares held by C Brands includes 124,500 shares issuable upon conversion of the C Brands Notes at the close of the private equity Offering, which amounts are included in those shown for Capitol Bay Group and Mr. Kircher.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding directors and executive officers of the Company

NAME                      AGE     POSITION
Thomas E. Kees            46      President, Chief Executive Officer,
                                    and Chairman of the Board
Michael E. Banks          49      Senior Vice-President of Marketing
                                    and Sales
Craig C. Connerty         40      Chief Financial Officer, Treasurer
                                    and Secretary
Steven Riccardelli        32      Vice-President of Operations
Arthur L. Patch           56      Director

THOMAS E. KEES, President, Chief Executive Officer, and Chairman of the Board of Directors

     Thomas E. Kees has served as the President, Chief Executive Officer and Chairman since September 1, 1995. From 1994 to 1995 he was the Senior Vice President of Retail Development at A.C. Nielsen where he founded and chaired the Nielsen Retail Advisory Board. Mr. Kees served as Executive Vice-President of Raley's Supermarkets and Drug Centers, a regional sales operator of 85 stores in Northern California and Nevada, from 1992 to 1994. From 1990 to 1992, he was Senior Vice-President of Apple Tree Markets, Houston, Texas, a 94 store chain in the Southwest. Previously, Mr. Kees was Vice-President, Grocery Marketing for Lucky Stores for over 20 years. During that time his responsibilities included supervision of buying, merchandising and advertising for 180 stores in Northern California. Mr. Kees holds a Bachelor of Science in Education from Oregon State University, a Master of Arts Degree from the University of California at Berkeley, and a Masters in Business Administration from St. Mary's College.

MICHAEL E. BANKS, Senior Vice-President of Marketing and Sales

     Mr. Banks has served with the Company since February 1996. In 1995 he served as the President of AdPix, a digital imaging and archiving firm. From 1993 to 1994, he was the Vice President of Advertising for Raley's Supermarkets. From 1988 to 1993 he was responsible for marketing the Checkout Coupon product for Catalina Marketing. During this time the number of store installations grew from 1,500 to 6,000. Mr. Banks has been the leader for advertising agency teams that won numerous awards including a gold CLIO (for best computer animated commercial), and a Golden Effy (for advertising effectiveness) from the American Marketing Association. Mr. Banks was also the leader of the advertising team responsible for the DANCING RAISINS campaign for the Raisin Advisory Board. Mr. Banks holds a Bachelor's Degree in Marketing and Advertising from the University of Kansas and has completed graduate work at the University of Texas.

CRAIG C. CONNERTY, Chief Financial Officer, Treasurer and Secretary

     Mr. Connerty became the Chief Financial Officer in February 1996. He is a certified public accountant and has sixteen years of experience in public accounting, ten of those years as a partner in the Northern California accounting firm of Douglas, Connerty & Company Certified Public Accountants. His focus was in the fields of taxation, consulting and litigation. Mr. Connerty holds a Bachelor's degree from the University of California at Los Angeles. He is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants.

STEVEN RICCARDELLI, Vice-President of Operations

     Mr. Riccardelli has been with the Company since 1994. From 1991 to 1994 he was an Account Executive with Goldberg Moser O'Neil Advertising in San Francisco where his clients included Dreyer's Grand Ice Cream and Sutter Home Winery. Mr. Riccardelli also spent five years as an Account Executive and Media Planner with Jordan McGrath Case & Taylor Advertising in New York, where he worked with accounts for large food and consumer products companies. He holds a Bachelor of Arts from Tulane University in New Orleans.

ARTHUR L. PATCH, Director

     Mr. Patch was elected to the Board of Directors in October 1996. Since 1992, Mr. Patch has served as Vice President of Operations for Save Mart Supermarkets in Modesto, California, a company with annual sales of $1.2 billion. From 1989 to 1992, Mr. Patch was President and Chief Executive Officer of Apple Tree Markets in Houston, Texas.

BOARD OF DIRECTORS

  ADDITION OF DIRECTORS

     The Board of Directors currently consists of two members, Thomas E. Kees, and Arthur L. Patch with two vacancies: . The Company intends to expand the size of the Board and appoint three additional directors who will not be employees of the Company. The Company also intends to establish an audit committee which will be comprised of at least two independent directors.

  DIRECTOR COMPENSATION

     The Company reimburses its directors for travel and out-of-pocket expenses in connection with their attendance at meetings of the Board of Directors. The Company intends to establish a compensation committee.

EMPLOYEE STOCK PURCHASE PLAN

     The Company's Board of Directors adopted and ratified an Employee Stock Purchase Plan (the "Plan") October 18, 1996, as amended in June, 1997, in which all employees of the Company are eligible to participate. Each employee designated to participate (a "Participant") by the Board of Directors is required to enter into a Restricted Stock Purchase Agreement. The Participant is required to issue a promissory note (the "Purchase Note") to the Company for the full purchase price for that number of shares (the "Stock Purchase Shares") granted by the Board of Directors. The Participant must also enter into a Stock Pledge Agreement as security for the repayment of the Purchase Note. The purchase price shall be as determined by the Board of Directors. The Participant's right to sell, transfer, pledge, hypothecate or otherwise dispose ("Disposition Rights") of the Stock Purchase Shares vests in quarterly increments over a period of between three and ten (10) equal years ("Vesting") commencing at such time as the Board shall determine (the "Commencement Date"), so long as the Participant meets all of its obligations under the Restricted Stock Purchase Agreement and the Purchase Note. The Board has full discretionary authority to determine the Commencement Date, so long as the employee shall have been employed by the Company as of such Commencement Date, and to determine the period for Vesting which shall be not less than three, nor more than ten years. Vesting shall be evidenced by a Certificate of Vesting to be issued by the Board on an annual basis. At such time as a Certificate of Vesting is issued, interest commences to accrue on the purchase price with respect to that number of Stock Purchase Shares covered by the Certificate of Vesting. In the event that the Participant shall exercise any Disposition Rights, the full principal and accrued interest with respect to the number of Stock Purchase Shares which are to be subject to such Disposition Rights must be paid by the Participant. Amounts due, including accrued but unpaid interest, under the Purchase Note have to be paid by the Participant at the earlier of; (i) such time as Disposition Rights shall have been exercised with respect thereto; or (ii) at such time as the employee shall be fully vested if Disposition Rights with respect to all Stock Purchase Shares have not been exercised, all as permitted under California law with respect to employee stock purchase plans. The Plan allows the participant to vote the total number of Stock Purchase Shares granted pursuant to the Plan at all times after the initial grant.

     If the Participant's employment with the Company is terminated for other than disability, cause or death, the Participant's rights under the Purchase Agreement expire within one month of the date of termination. If the Participant's employment with the Company is terminated by death or disability, the Participant, or its estate, shall be deemed fully vested and shall have the right to acquire the total number of Stock Purchase Shares granted under the Restricted Stock Purchase Agreement upon payment of the Purchase Note. If the Participant is terminated for cause, that portion of the Stock Purchase Shares granted that has not Vested and any Stock Purchase Shares which have Vested but as to which payment has not been made shall expire immediately. The Company has certain rights to repurchase (the "Repurchase Rights") the Stock Purchase Shares. The Company may exercise such Repurchase Rights at any time with respect to any unvested Stock Purchase Shares or in the event of termination of employment with respect to Stock Purchase Shares which are vested but as to which payment has not been made. The effect of the exercise of such Repurchase Rights by the Company is the retirement of the Stock Purchase Shares and the Purchase Note is deemed paid in full.

     The Board of Directors shall annually determine the interest rate applicable to the Purchase Note for that year, which rate shall not be less than the Applicable Federal Rate. The Board has determined that an interest rate of 6.72% per annum is applicable for vested amounts during 1995, 1996 and 1997.

     In the event that the number of outstanding shares of Common Stock of the Company is changed by a stock dividend, recapitalization, reclassification, stock split, reverse stock split or similar change in the capital structure of the Company without consideration, appropriate adjustments will be made to the number and price of the shares subject to the Plan and appropriate amendments will be made to any Restricted Stock Purchase Agreements executed in conjunction therewith. In the event of a recapitalization or reorganization pursuant to which the Company is not the surviving entity, the Board of Directors shall adjust the number and price of the Stock Purchase Shares to reflect the restructuring event.

     The Board of Directors has granted to Messrs Kees, Banks, Riccardelli and Connerty the right to purchase an aggregate of 580,000 Stock Purchase Shares at a price per share of $2.50, as compared to the determined fair market value of $1.90 per share. Each Participant issued a Purchase Note to the Company for the full purchase price, at the time of grant, aggregating $1,450,000, bearing interest at a rate of 6.72% per annum. The Board of Directors determined a Commencement Date of September 1, 1995, for Messrs Kees and Riccardelli and February 1, 1996, for Messrs Banks and Connerty.

     The following table sets forth the annual and other compensation of the Company's Chief Executive Officer and each of the other executive officers whose total salary and bonus exceeded $100,000 for the Company's years ended January 31, 1996 and 1997, respectively. No other executive officers of the Company had total salary and bonus which exceeded $100,000 for the Company's fiscal year ended January 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                                      ANNUAL COMPENSATION
                                                  FISCAL YEAR
         NAME AND PRINCIPAL POSITION             ENDED JAN. 31     SALARY(1)(2)
Thomas E. Kees                                        1997           $202,033
Chairman of the Board, Chief Executive                1996           $ 34,000(2)
  Officer and President

(1) Includes small Christmas bonuses paid.

(2) Does not include acquisition of 400,000 Stock Purchase Shares by Mr. Kees on October 31, 1996, at a price of $2.50 per share at which time the determined fair market value was $1.90 per share. Mr. Kees gave his Purchase Note to the Company in the amount of $1,000,000 bearing interest at the initial rate of 6.72 % per annum. As of June 1, 1997, Mr. Kees is Vested with respect to 70,000 Stock Purchase Shares and a Certificate of Vesting is issuable as of September 1, 1996 (one year from the Commencement Date of September 1, 1995 as determined by the Board of Directors) with respect to 40,000 Stock Purchase Shares and interest with respect to $100,000 of the Purchase Note commenced to accrue on such date. See "Management -- Employee Stock Purchase Plan."

EXECUTIVE EMPLOYMENT AGREEMENTS

     The Company has entered into Employment Agreements ("Employment Agreements") with Mr. Kees, Mr. Banks, Mr. Riccardelli and Mr. Connerty (the "Executives"). The terms of these agreements, which are similar, are as follows:

     The Employment Agreements, as amended on February 28, 1997, provide for employment by the Company for a term of three years from September 1, 1996, for all of the Executives. Mr. Kees' annual base salary as of September 1, 1996, is $200,000. Messrs. Banks and Connerty's annual base salary for the same period is $120,000. Mr. Riccardelli's annual base salary as of September 1, 1996, is $80,000. The Employment Agreements provide that the Board of Directors, with respect to Mr. Kees, (and the CEO with respect to all other employees) may, at their discretion, increase the base amount of salary at any time during the contract period. An annual bonus is based on a comparison of actual profits with a target profit amount, as approved by the CEO, which is calculated according to a formula consisting of earnings from operations before interest, taxes, depreciation and amortization. Each employee is eligible to participate in the Employee Stock Purchase Plan. Each Executive is offered an opportunity to participate in the Employee Stock Purchase Plan and may do so by executing a Purchase Agreement pursuant to which he is granted shares of Common Stock of the Company. The Company is obligated to use its best efforts to procure and maintain a group health insurance policy covering the Executives.

     The Company may terminate employment for cause, and the terminated employee must keep confidential and not disclose all trade secrets, confidential information, knowledge, data or other information of the Company, and must promptly return and surrender all records, materials, drawings and data of any nature pertaining to any confidential information of the Company. The Company may terminate employment without cause and the terminated employee shall be bound by the same confidentiality provisions as would an employee that was terminated with cause. In the event of termination by death, the compensation shall end on the date of the employee's death. In the event of termination by disability, compensation will be determined as if the employee had been terminated for cause. In the event of a termination for cause, the Company has the option to compensate the employee pursuant to the Employee Agreement for a period of up to two months from the date of such termination in which event the employee has certain duties and obligations with respect to the Company. In the event the employee terminates the Employment Agreement, he forfeits his compensation and bonuses remaining under the Employment Agreement and that portion of the Stock Purchase Shares as provided in the Employment Agreement.

     Mr. Kees' Employment Agreement differs from that of the other Executives in that: (i) the Company is obligated to use its best efforts to provide Mr. Kees with the following benefits to which the others are not entitled disability insurance (so as to provide Mr. Kees with a monthly income equal to his average monthly income for the twelve months immediately preceding the disability and until Mr. Kees reaches the age of sixty-five), medical and dental insurance (as determined by the Board of Directors from time to time), and fringe benefits (which may be authorized and approved by the Board of Directors); (ii) if Mr Kees is terminated for cause he is entitled to receive fifty (50%) percent of the amount of annual base salary to which he would have been entitled had he completed the full term of the Employment Agreement; and (iii) unlike the other Executives, Mr. Kees cannot be placed on administrative leave.

STOCK OPTION PLAN

     The Company's Board of Directors adopted a Stock Option Plan (the "Plan"), effective October 18, 1996, and approved by the shareholders on October 31, 1996, intending it to qualify as an employee stock option plan within the meaning of Section 423 of the Internal Revenue Code (the "IRC") of 1986, as amended. Under the Plan, the Company has reserved an amount equal to 10% of the outstanding shares of Common Stock for issuance pursuant to the exercise of options. Options may be granted to selected employees, officers, directors, consultants, or advisors.

     The Plan will be administered by the Board of Directors, or by a committee appointed by the Board of Directors to administer the Plan. Options may be granted only to such employees, officers, directors, consultants and advisors of the Company, as the committee shall select from time to time in its sole discretion, provided, however, that only employees of the Company may be granted Incentive Stock Options (ISOs).

     Under the Plan, the Company may grant either ISOs or options which are not qualified as incentive stock options (NQSO). The committee shall determine the number of shares for which the option shall be granted, the execise price of the option, the periods during which the option may be exercised, and all terms and conditions of the options. The exercise price of an option shall not be less than 85% of the fair market value of the Common Stock at the time the option is granted. The exercise price of any ISO granted to a person owning more than 10% of the total combined voting power of all classes of stock of the Company shall be equal to at least 110% of the fair market value of the shares at the time of the grant. The term of these options may not exceed ten years.

     In the event that the number of outstanding shares of Common Stock of the Company is changed by a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the capital structure of the Company without consideration, the number of shares available under this Plan, the number of shares subject to outstanding options, and the exercise price per share of such options shall be proportionately adjusted, subject to any required action by the Board or shareholders of the Company. Upon a change in control of the Company, the committee shall be permitted to take any actions it deems appropriate with regard to stock options outstanding under the Plan. Such actions may include, without limitation, accelerating exercisability of the options and requiring the optionee to surrender options held for certain consideration described in the Plan. In the event of a recapitalization or reorganization after which the Company is not the surviving corporation, the committee may adjust the number, price or options to reflect the restructuring event.

INCENTIVE COMPENSATION

     The Company has instituted an incentive bonus plan for all of its employees, including officers, based upon performance. A bonus shall be payable based upon a comparison of the actual profit achieved by the Company to the budgeted profit for such fiscal year. The bonus payable to each participant is calculated based upon a pre-determined formula. The Company believes that this practice is prevalent within its industry and is a necessary component to attract and retain qualified persons.

                         RECENT FINANCING TRANSACTIONS
     ALL INFORMATION PERTAINING TO OUTSTANDING SHARES HEREIN ARE DETERMINED AS IF THE 1:10 REVERSE STOCK SPLIT EFFECTIVE AS OF OCTOBER 1996 HAD BEEN EFFECTIVE AT ALL RELEVANT TIMES HEREIN.

     The Company is currently engaged in a private equity offering of up to 1,600,000 shares of Common Stock (the "Shares") at a price per share of $2.50 for a total offering of up to $4,000,000 (exclusive of Placement Agent's fifteen (15%) percent over-allotment option hereinafter "Over-Allotment Option") (the "private equity Offering"). The Shares are being offered to investors in accordance with an exemption from registration afforded by Regulation D of the Securities Act of 1933 pursuant to a Private Placement Memorandum dated June 18, 1997, as amended July 3, 1997. The private equity Offering is expected to close in September 1997.

     On July 1, 1997, the Company entered into a second agreement with DayStar pursuant to which DayStar agreed to provide to the Company a supplemental credit facility (the "Supplemental DayStar Credit Facility") in the aggregate amount of $400,000, plus a facility fee of 2% of the amount advanced, to be used to repay certain Bridge Notes (defined below) which matured on June 30, 1997. Pursuant to the Supplemental DayStar Credit Facility, the Company has executed a promissory note providing for the payment of interest on the amounts outstanding at a rate of 1% per week that the principal amount remains outstanding, all payable from the proceeds of the private equity Offering. The total amount payable under the Bridge Notes, including accrued but unpaid interest of approximately $619,000 was paid on July 2, 1997, utilizing the proceeds of the Supplemental DayStar Credit Facility, amounts available under the DayStar Credit Facility and from the working capital of the Company.

     In March of 1997, the Company entered into an agreement with DayStar pursuant to which DayStar agreed to provide a credit facility (the "DayStar Credit Facility") to the Company in an amount not to exceed $440,000, including a facility fee of 10% of the amount advanced up to a maximum of $40,000, to be used for working capital purposes. As of July 1997, a total of $440,000 had been advanced as to which a facility fee of $44,000 is payable. Pursuant to the DayStar Credit Facility, the Company will execute a promissory note providing for the payment of interest on amounts outstanding at the initial rate of 12% per annum, payable at the maturity of the note. The DayStar Credit Facility provides that all of the outstanding principal and interest shall be paid out of the proceeds of the Offering. In the event the Offering shall not have been concluded at the expiration of seven months from the date of the last advance, the DayStar Credit Facility shall be extended to thirteen months from the date of the last advance and the interest rate shall increase to 15% per annum. If the note has not been repaid at that time, the Company shall thereupon repay the principal and interest outstanding in monthly amounts of $20,000 with any unpaid amounts due and payable at the expiration of 24 months.

     In consideration for the granting of the DayStar Credit Facility the Company has agreed to issue to DayStar warrants to purchase 200,000 shares of Common Stock of the Company at an exercise price of $2.25 per share and 100,000 shares of Common Stock at an exercise price of $5.00 per share (collectively the "Warrants"). Each Warrant is exercisable for a period of three (3) years commencing at the later of (i) the date upon which the last advance of funds was made; (ii) 90 days following the date upon which the Common Stock of the Company commences trading in a public market; or (iii) the expiration of any waiting period as required by an underwriter retained by the Company with respect to a public offering of its securities. In the event the Offering has not been completed upon the expiration of seven months from the date of the last advance under the DayStar Credit Facility, the number of Warrants issuable to DayStar shall increase, in the same ratio of $2.25 Warrants and $5.00

Warrants, by 4% per month until the earlier of such time as the DayStar Credit Facility shall have been paid in full or the Offering or an offering equivalent thereto shall have been completed. Under no circumstances shall the number of Warrants issuable to DayStar exceed 400,000. The Warrants are issuable to DayStar within ten days of the Company's receipt of a written request from DayStar.

     The Company issued an initial convertible promissory note to C Brands in 1995 secured by the Company's interest in the Mrs. Fields license which was replaced by a convertible promissory note (the "Initial Note") to C Brands issued on January 31, 1996 in exchange for funds provided in the amount of $215,000. On October 31, 1996, the Company issued a second convertible promissory note in the principal amount of $407,500 (the "Supplemental Note"). The Initial Note and Supplemental Note shall collectively be referred to as the "C Brands Notes." The C Brands Notes bear interest at a rate of 12% per annum, mature three years from their respective dates of issuance and are convertible into Common Stock at the rate of one share for each five dollars of outstanding indebtedness. The C Brands Notes are secured by the Company's interest in the Mrs. Fields license. Pursuant to notice given by C Brands on or about June 17, 1997, the total indebtedness represented by the C Brands Notes will automatically be converted into shares of Common Stock of the Company upon the closing of the private equity Offering. As a result, after the closing of the private equity Offering, the C Brands Notes will not be outstanding, having been converted into 124,500 shares of Common Stock, and the security interest in the Mrs. Fields License will be released, all at no cost to the Company. See "Certain Transactions" and "Note 4 of Notes to Financial Statements."
[VERIFY]

     The manager of C Brands is Mr. Stephen C. Kircher, and although, as the manager, Mr. Kircher has the right to vote the stock held by C Brands, he holds no equity interest in C Brands and disclaims beneficial ownership of the Common Stock held by C Brands. Mr. Kircher is also a shareholder of the Company (See "Principal Shareholders") and is President of Capitol Bay Securities, which has served as a placement agent with respect to certain of the private placements previously made by the Company. The Company subleases its office space from Capitol Bay Group, an affiliate of Capitol Bay Securities.

     Warrants to purchase 60,000 shares of Common Stock at $2.50 per share were issued to Capitol Bay Securities during the fiscal year ended January 31, 1996, for services performed in connection with certain private placements provided to the Company. These warrants expired, unexercised, on January 31, 1997.

     During the period commencing in November 1995 and ending in March 1996, the Company engaged in a private placement pursuant to which it sold $300,000 of its promissory notes (the "Bridge Notes") each in the principal amount of not less than $5,000, bearing interest at a rate of 15% per annum and maturing on the anniversary of the date of issuance. In June 1996, the Company sold an additional $300,000 of the Bridge Notes, each in the principal amount of not less than $5,000, bearing interest at a rate of 15% per annum and maturing on the anniversary of the date of issuance. The Bridge Notes are secured by all of the tangible assets of the Company. The maturity dates for substantially all of such Bridge Notes were extended to June 30, 1997, and the interest rate was increased to 16% per annum. A payment of one point, totaling $5,950, was made to the holders of such Bridge Notes who agreed to such extensions. The Bridge Notes were offered to investors in accordance with an exemption from registration afforded by Regulation D of the Securities Act, pursuant to two separate Private Placement Memoranda. The Company initially issued 190,000 shares of Common Stock to PAG for services provided by PAG in connection with these private placements and granted certain registration and other rights to PAG. The Company and PAG have entered into a Second Amended and Restated Bridge Loan and Consulting Agreement, as of June 1997 (the "PAG Restatement"), to clarify the original understanding of the parties with respect to the amount and value of the stock issuable to PAG. Pursuant to the PAG Restatement the Company has agreed to grant additional shares to PAG such that the value of PAG's share holdings shall approximate $1,300,000 as measured by the highest ten (10) day average closing price of the Company's stock during the twelve (12) month period following commencement of trading of the Company's stock. Additionally, the Company has granted certain "Piggyback" Registration Rights to PAG pursuant to which PAG shall be entitled to cause all or a portion of the stock so issued to be registered for sale at such time as the Company shall engage in a public offering of its securities. PAG has informed the Company that, except with respect to 47,020 shares of Common Stock held for the account of PAG, the Common Stock issuable pursuant to the foregoing is held by PAG for the benefit of the PAG shareholders (the "PAG Shareholders"). PAG has disclaimed beneficial ownership of the shares of Common Stock held for the account of the PAG Shareholders (the shares held by PAG, whether for its own benefit or for the benefit of its shareholders, shall collectively be referred to as the "PAG Shares").

     In connection with certain private placements made to individual investors in 1994 and 1995, the Company issued warrants (the "Note Warrants") to purchase 226,503 shares of Common Stock at $1 per share and 60,000 shares of Common Stock at $2.50 per share collectively, (the "Note Shares"), which Note Warrants with respect to 81,503 shares and 60,000 shares, respectively expired in January 1997. The remaining Note Warrants to purchase 145,000 shares exercisable at $1 per share expire in March 1998. The Note Warrants with respect only to those exercised by January 31, 1997 provide that the holder may pay for the issuance of Common Stock upon exercise of such Note Warrants by issuing a promissory note bearing interest at the rate of 6.72% per annum, all due and payable in one year from the date of issuance (the "1994 Notes"). In January 1997, holders of 65,100 Note Warrants exercised their warrants and executed 1994 Notes for the aggregate purchase price of $65,100 for 65,100 shares. Pursuant to California law, the Note Shares will not be issuable, nor will any holder thereof have any rights as a shareholder, until his or her 1994 Notes have been paid. However, such Note Shares are deemed to be outstanding for certain purposes pursuant to applicable accounting principles and are reflected as being outstanding in certain tables herein, as may be noted.

                              CERTAIN TRANSACTIONS
     The Company shares office space with Capitol Bay Securities, a registered NASD broker-dealer, whose President is Mr. Stephen C. Kircher, a shareholder of the Company. Mr. Kircher directly owns 9,000 shares of Common Stock of the Company. The Company subleases office space from Capitol Bay Group (an affiliate of Capitol Bay Securities), on a month to month basis pursuant to a sublease which expires in September 1997. Upon the expiration of the existing sublease, the Company intends to enter into a lease for new office space with an entity in which Messrs. Kircher and Kees, the Company's CEO, are principals. Such premises will be in a building currently under construction by such entity and the lease will be on terms and conditions no less favorable than would be entered into with a party not affiliated with the Company.

     In late 1995 and early 1996, the Company periodically borrowed various amounts from Capital Bay Group, not exceeding $50,000 at any one time outstanding, which amounts were repaid in full by May 1996. No interest was paid by the Company with respect to these borrowings. During November 1996, the Company loaned $135,000 to the Capitol Bay Group, which was repaid within six days. Interest in the amount of $400 with respect thereto was paid in January 1997.

     Capitol Bay Group, an entity which is affiliated with Capitol Bay Securities and with which Mr. Kircher is affiliated, is the beneficial owner of 64,590 shares of Common Stock. Mr. Kircher is the Manager of C Brands, which has provided Bridge Financing to the Company in the amount of $622,500. Arthur Patch, a director of the Company, owns a membership interest in C Brands, representing less than 1.0% of the total membership interests. C Brands is the record owner of 224,500 shares of Common Stock of the Company including 124,500 shares of Common Stock issuable upon conversion of the C Brands Notes, but has informed the Company that disclaims beneficial ownership of such shares. Mr. Kircher has previously served on the Company's management committee pursuant to a Memorandum of Agreement. See "The Business-Company Background."

     The Company's previous legal counsel, the law firm of Kay & Merkle, of San Francisco, California is the beneficial owner of 196,667 shares of Common Stock of the Company.

     Mr. W. Bruce Bercovich, a partner of the CBG Partnership, was issued warrants to purchase 10,000 shares of Common Stock at an exercise price of $1.00 per share which were exercised in January 1997.

     Mr. Robert Pryt, a former member of the management committee, is associated with an entity called BKP Partners of San Francisco, California, which is the beneficial owner of 282,256 shares of Common Stock of the Company.

     The Company has entered into a Placement Agent Agreement with Capitol Bay Securities ("CBS") in connection with the private equity Offering (the "Placement Agent Agreement"). Pursuant to the Placement Agent Agreement, Capitol Bay Securities will receive selling discounts and commissions equal to fifteen (15%) percent of the private equity Offering as well as three year warrants to purchase ten (10%) percent of the shares of Common Stock sold in the private equity Offering at an exercise price of $2.50 per share (the "Placement Agent Warrants). The Company has also granted to Capitol Bay Securities a 60 day option to offer and sell up to an additional 240,000 shares of Common Stock to cover over-allotments (the "Over-Allotment Option").

     Entities which are affiliated with the Company's current legal counsel the law firm of Rosen & Gyemant are the beneficial owners of 17,500 shares of Common Stock.

                           DESCRIPTION OF SECURITIES

SHARES OF COMMON STOCK

     The Company is authorized to issue 30,000,000 shares of Common Stock, without par value. As of June 1, 1997, 2,763,145 shares of Common Stock were issued and outstanding and held by 109 holders of record.

     Holders of Common Stock are entitled to cast one vote for each share held of record for all matters submitted to a vote of the shareholders, including election of directors. Every person entitled to vote at an election for directors may cumulate his or her votes. Stockholders holding a majority of the voting power of the Common Stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation.

     The Company has not made any provision for the payment of dividends. Holders of Common Stock are not entitled to preemptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to shareholders are distributable ratably among the holders of the Common Stock outstanding at the time after payment of claims of creditors. All outstanding shares of Common Stock are, fully paid and non-assessable.

                              LEGAL PROCEEDINGS

     The Company is not currently involved in any material pending legal proceedings.

                       POTENTIAL LITIGATION WITH FOUNDER

     Gregory B. Plunkett, the founder and former director of the Company and a shareholder holding in excess of 5% of the Company's outstanding common stock, has asserted certain claims against the Company with respect to amounts alleged to be due to him for back wages and with respect to amounts purportedly advanced by him to the Company in the latter part of 1994. Mr. Plunkett has also asserted claims with respect to alleged breaches of the August 8, 1995 Memorandum of Agreement, pursuant to which a restructuring of management of the Company was to be achieved along with an infusion of new capital and Mr. Plunkett was required to distribute a portion of his stock in the Company to various parties thereto. Management is currently engaged in negotiations with Mr. Plunkett seeking to resolve these issues. While no assurances can be given with respect to the likelihood of resolving these issues through such negotiations or the ultimate outcome of any proceedings which might be initiated by Mr. Plunkett, management of the Company is of the view that all of the provisions of the August 8, 1995 Memorandum have been complied with and that it has substantial defenses to and offsets against any claims which may ultimately be set forth in any litigation brought by Mr. Plunkett against the Company. See "Principal Shareholders."

                                    EMPLOYEES

     The Company has five full time employees. The Company's employees are not represented by any collective bargaining organization, and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are satisfactory.

                                    PART II

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the filing of this Registration Statement, there has been no public market for Common Stock. No prediction can be made of the effect, if any, that future market sales of shares of Common Stock under Rule 144 or otherwise will have on the prevailing market price, if any, of the Common Stock following this filing. Nevertheless, sales of substantial amounts of such shares could adversely affect the prevailing market price of the Common Stock, if any.

     As of June 1, 1997, the Company has 2,763,145 outstanding shares of Common Stock (See "Description of Securities") which will, subject to any applicable state law restrictions on secondary trading, be freely tradeable without restriction under the Securities Act, except that any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 of the Securities Act) will be subject to the resale restrictions of Rule 144.

     In general, under Rule 144, as recently amended and in effect as of April 20, 1997, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least one year, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company (in a transaction or chain of transactions not involving a public offering) is entitled to sell within any three month period a number of shares of Common Stock which does not exceed the greater of 1% of the number of then outstanding shares or the average weekly reported trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and to the availability of current public information about the Company and must be made in unsolicited brokers' transactions or to a market maker. A person (or persons whose shares are aggregated) who is not an "affiliate" of the Company under the Securities Act during the three months preceding a sale and who has beneficially owned such shares for at least two years is entitled to sell such shares under Rule 144 (k) without regard to the requirements discussed above, other than a requirement that such sales be made in unsolicited brokers' transactions.

     Except as described below, the Company intends to obtain an agreement from all of the current shareholders who own more than 25,000 shares of the outstanding options and warrants, certain other shareholders of the Company, and its officers and directors not to offer, sell, grant any option for the sale of or otherwise dispose of any equity securities of the Company for a period of 6 months after the closing of the Company's private equity Offering, without the prior written consent of the Placement Agent (except for the issuance of shares of Common Stock upon the issuance of currently outstanding options and warrants) (the "Lock-Up"). Shareholders who each own less than 25,000 shares of the outstanding Common Stock, comprising an aggregate of 669,706 shares, are not subject to the Lock-Up, but are subject to the provisions of Rule 144. On July 1, 1997, approximately 1,132,339 shares of Common Stock became eligible for immediate sale without restriction pursuant to Rule 144(k) and an additional 243,890 shares became subject to immediate sale under Rule 144, subject to compliance with the provisions of Rule 144 and the Lock-Up.

     Any employee or consultant to the Company who purchased shares pursuant to a written compensation plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitations or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Registration Statement.

                                DIVIDEND POLICY

     The Company has not declared or paid dividends on its Common Stock. The Company currently intends to retain all available funds for use in its business and therefore does not anticipate paying any cash or other dividends in the foreseeable future. Future cash dividends, if any, will be determined by the Board of Directors and will be based upon the Company's earnings, capital requirements, financial condition and other factors deemed relevant by the Board of Directors.

                                   DIVIDENDS

     The Company has never paid any dividends on its Common Stock and does not anticipate that dividends will be paid in the foreseeable future, as it intends to follow a policy of retaining earnings, if any, to finance future growth. See "Dividend Policy."

                    RECENT SALES OF UNREGISTERED SECURITIES

     The following securities were offered for cash (unless otherwise specified):

     In May 1994, the Company offered 300,000 shares of Common Stock at a per share price of $1.50. The shares were issued pursuant to an exemption from registration provided by Regulation D, promulgated under the Securities Act of 1933, as amended (the "Act"), as set forth in the Company's Private Placement Memorandum dated March 23, 1994. The Company reasonably believes it complied with all investor suitability requirements set forth under Regulation D, including the requirement that no more than 35 "non-accredited" purchasers invest in a Regulation D offering. The Company also issued warrants to the placement agent to purchase 25,490 shares of Common Stock at $1.00 per share which were exercised in July 1995 and July 1996.

     In mid 1994, the Company granted warrants to Mr. Randy Shemano to acquire 16,403 shares of Common Stock at an exercise price of $1.00 per share. Mr. Shemano's warrants expired unexercised on January 31, 1997. The warrants were issued pursuant to Section 4(2) and 3(a)(11) of the Act.

     In August 1994, the Company offered 282,255 shares of Common Stock at $4.43 per share plus consulting services valued at $90,000 to BKP Partners pursuant to Section 3(a)(11) and 4(2) under the Act. No underwriters were involved in the issuance of such shares. The Company reasonably believes that it complied with all of the applicable requirements under the Act.

     In December 1994, the Company entered into a finders agreement with Mr. Randy Haag and Mr. Steve Jizmagian which provided for certain compensation in connection with the efforts of Messrs. Haag and Jizmagian in assisting the Company in obtaining financing. As compensation for the efforts of Messrs. Haag and Jizmagian, on March 7, 1995 the Company issued to several individuals (including Messrs. Haag and Jizmagian) warrants to purchase 150,000 shares of Common Stock of the Company exercisable at $1.00 per share and due to expire on March 6, 1998. No general forms of advertising were used in connection with the issuance of the warrants. The warrants were issued for investment purposes and not with a view to distribution. The issuance of the warrants described above was exempt from the registration provisions of the Act by virtue of Section 4(2) and Section 3(a)(11) of the Act.

     In the period between December 1994 and April 1995, the Company offered and sold approximately 300,000 shares of Common Stock pursuant to Section 4(2) and Regulation D under the Act at $5.00 per share. Current management attempted to contact such investors to obtain additional information regarding their investment. Based upon limited information available, the Company reasonably believes it has complied with all of the applicable requirements under the Act.

     On June 15, 1995, the Company entered into an agreement with Mr. Hassan S. Samhan whereby it agreed to issue warrants to purchase 50,100 shares of Common Stock, at an exercise price of $1.00, to Ms. Donna Sizemore as compensation for Mr. Samhan's efforts in securing financing for the Company. The Company has been advised that Ms. Sizemore later assigned warrants to purchase 6,600 shares to several individuals. The warrants were exercisable by the issuance of a promissory note to the Company which bears interest at a rate of 6.72% per annum and matures one year from the date of issuance. No general forms of advertising were used in connection with the issuance of the warrants. The warrants were issued for investment purposes and not with a view to distribution. The issuance of the warrants described above was exempt from the registration provisions of the Act by virtue of Section 4(2) and Section 3(a)(11) of the Act.


     In December 1995, the Company offered $300,000 aggregate principal amount of promissory notes each in the principal amount of $5,000 bearing interest at the rate of fifteen (15%) percent per annum and maturing on the anniversary of the date of issuance. The notes were offered pursuant to an exemption from registration provided by Regulation D, promulgated under the Act, as set forth in the Company's Private Placement Memorandum delivered in November, 1995. The Company complied with all investor suitability requirements set forth under Regulation D, including the requirement that no more than 35 "non-accredited" purchasers invest in a Regulation D offering. The parties who purchased in the offering are:

                                       NAME                                           AMOUNT
Gloria S. Stansbery and Daniel K. Stansbery........................................   $10,000
Peggy J. Johnson...................................................................    10,000
Forest R. Walker and Helen E. Walker...............................................    10,000
Frank J. Lyons.....................................................................    25,000
Marian E. Hunt.....................................................................     5,000
John Cliffe and Paul Cliffe........................................................     5,000
Maximilliam W. Munk Trust..........................................................    25,000
Philip La Chapelle and Helga La Chapelle...........................................     5,000
Paul R. Sedovic....................................................................    10,000
Philip W. Damon....................................................................    10,000
Willa V. Ray Family Trust..........................................................     5,000
Darusmont Trust....................................................................    10,000
Jane Dubuc.........................................................................    10,000
Francis F. Ball, Jr. and Janet Ball................................................     5,000
Lawrence Rosen and Taubie Rosen....................................................     5,000
Tommie Smith.......................................................................     5,000
Nels & Maryann Nelson Trust........................................................    10,000
Viola J. Elford....................................................................    10,000
Ronald and Joan Moss Revocable Trust...............................................    20,000
Frank J. Dever, Jr.................................................................    10,000
Robert E. Thomas...................................................................    10,000
Anna L Bleich......................................................................    24,000
Clarence H. Ahlgrim................................................................     5,000
Keith Hyatt........................................................................     5,000
Jane Dubuc.........................................................................    10,000
C. Edwin Zimmer....................................................................     5,000
Bernadette Mortell.................................................................    10,000
Bridges to Riches (Tireel/Van Metel)...............................................    26,000

     In December 1995, the Company issued 15,000 shares of Common Stock to PAG pursuant to Regulation D, Section 3(a)(11) and 4(2) under the Act. The shares were issued to PAG in exchange for PAG's assistance in securing financing for the Company. The Company believes that it complied with all of the applicable requirements under the Act.

     The Company issued an initial covertible promissory note secured by the Company's interest in the Mrs. Fields license which was replaceed by a convertible promissory note (the "Initial Note") to C.Brands Management, LLC
("C Brands") in exchange for funds provided in the amount of $215,000 on or around January 31, 1996. On October 31, 1996 the Company issued a second convertible promissory note in the principal amount of $407,500 (the "Supplemental Note"). The Initial Note and Supplemental Note shall collectively be referred to as the "C Brands Notes." The C Brands Notes were issued pursuant to an exemption from registration under Section 4(2) and
Section 3(a)(ii) of the Act. The C Brands Notes bear interest at a rate of 12% per annum, mature three years from their respective dates of issuance and are convertible into Common Stock at the rate of one share for each five dollars of outstanding indebtedness. Pursuant to notice given by C Brands on or about June 17, 1997, the total indebtedness represented by the Initial and Supplemental Notes will automatically be converted into shares of Common Stock of the Company upon the closing of the private equity Offering. The conversion of the C Brands Notes will be exempt from registration under Section 4(2) and Section 3(a)(ii) of the Act. As a result, after the closing of the private equity Offering, the C Brands Notes will not be outstanding, having been converted into 124,500 shares of Common Stock, and the security interest in the Mrs. Fields License will be released.

     In late 1995 the Company granted warrants to Capitol Bay Securities to purchase 60,000 shares of Common Stock at an exercise price of $2.50. The Warrants were granted in exchange for CBS's assistance in securing financing for the Company. CBS' warrants expired unexercised on January 31, 1997.


     In June of 1996, the Company sold $300,000 aggregate principal amount of promissory notes each in the principal amount of $5,000 bearing interest at the rate of fifteen (15%) percent per annum and maturing on the anniversary of the date of issuance. The notes were offered pursuant to an exemption from registration provided by Regulation D, promulgated under the Act, as set forth in the Company's Private Placement Memorandum dated June, 1996. The Company complied with all investor suitability requirements set forth under Regulation D, including the requirement that no more than 35 "non-accredited" purchasers invest in a Regulation D offering. The parties who purchased in the offering are:

                                       NAME                                           AMOUNT
Gloria S. Stansbery and Daniel K. Stansbery........................................   $10,000
Frank J. Lyons.....................................................................    50,000
Paul R. Sedovic....................................................................     5,000
Philip La Chapelle and Helga La Chapelle...........................................     5,000
Richard H. Meese...................................................................    10,000
Chander Basho......................................................................     5,000
Michael Schoendorf.................................................................    10,000
Yvone Holland......................................................................    10,000
Noel Holland.......................................................................    10,000
Duane Edling.......................................................................    25,000
Wayne Haigh and Linda Haigh........................................................    10,000
Michael S. Schur...................................................................    75,000
Edith Edna Hansston Trust..........................................................    10,000
Walter Bahrke......................................................................    65,000

     In June 1996, the Company issued 175,000 shares of Common Stock to PAG pursuant to Regulation D, Section 3(a)(11) and 4(2) under the Act. The shares were issued to PAG in exchange for PAG's assistance in securing financing for the Company. The Company believes that it complied with all of the applicable requirements under the Act.


     In October 1996, the Company issued shares of its Common Stock to four key employees pursuant to the Company's Employee Stock Purchase Plan (the "Plan"). Each employee issued a promissory note to the Company in payment for the shares issued pursuant to the Plan and related agreements. The shares were issued for investment purposes and not with a view to distribution. The holder of the shares has signed an agreement providing that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Act, or pursuant to an applicable exemption from registration. The issuance of the shares described above was exempt from the registration provisions of the Act by virtue of Regulation D, Section 4(2) and
Section 3(a)(11) of the Act.

     In March of 1997, the Company entered into an agreement with Daystar, LLC ("Daystar") pursuant to which Daystar agreed to provide a credit facility to the Company in an amount not to exceed $440,000. As compensation for these services, the Company has agreed to issue to DayStar warrants to purchase 200,000 shares of Common Stock of the Company at an exercise price of $2.25 per share and 100,000 shares of Common Stock at an exercise price of $5.00 per share (collectively the "Warrants"). Each Warrant is exercisable for a period of three
(3) years commencing at the later of (i) the date upon which the last advance of funds was made; (ii) 90 days following the date upon which the Common Stock of the Company commences trading in a public market; or (iii) the expiration of any waiting period as required by an underwriter retained by the Company with respect to a public offering of its securities. In the event the private equity Offering has not been completed upon the expiration of seven months from the date of the last advance under the DayStar Credit Facility, the number of Warrants issuable to DayStar shall increase, in the same ratio of $2.25 Warrants and $5.00 Warrants, by 4% per month until the earlier of such time as the DayStar Credit Facility shall have been paid in full or the private equity Offering or an offering equivalent thereto shall have been completed. Daystar has signed an agreement providing that the warrants and the shares issuable upon exercise may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Act, or pursuant to an applicable exemption from registration. The issuance of the warrants described above was exempt from the registration provisions of the Act by virtue of
Section 4(2) and Section 3(a)(11) of the Act.

     Pursuant to the Placement Agent Agreement, entered into in June 1997, the Company granted to CBS three year warrants to purchase up to ten percent of the number of shares sold in the private equity Offering at an exercise price of $2.50 a share. The issuance of the Placement Agent's Warrants will be exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act.

On July 1, 1997, the Company entered into a second agreement with DayStar pursuant to which DayStar agreed to provide to the Company a supplemental credit facility (the "Supplemental DayStar Credit Facility") in the aggregate amount of $400,000, plus a facility fee of 2% of the amount advanced, to be used to repay the Bridge Notes which matured on June 30, 1997. Pursuant to the Supplemental DayStar Credit Facility, the Company executed a promissory note providing for the payment of interest on the amounts outstanding at a rate of 1% per week that the principal amount remains outstanding, all payable from the proceeds of the private equity Offering. The promissory note was issued in reliance upon Section 4(2) and 3(a)(11) of the Securities Act.

                   INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Articles of Incorporation of Legacy Brands, Inc. (the "Company") limit the liability of directors for monetary damages to the fullest extent permitted under California law. The effect of this provision is that the Company and shareholders, through derivative suits, may not recover monetary damages against a director for any alleged failure to discharge one's duties as a director, with certain exceptions. Directors may still be liable for monetary damages for failure to discharge such duties for: i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of the law, ii) acts and omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, iii) any transaction from which a director derived an improper personal benefit, iv) acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in the circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Company or its shareholders, v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, and vi) any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors.

     The Articles of Incorporation also allow the Company to indemnify any director, officer, employee, agent or other person serving at the request of the Company (collectively known as "Agent") for breach of duty to the Company and its shareholders to the fullest extent allowed by California law. Generally speaking the Company shall have the duty to indemnify any Agent who prevails on the merits in defense of any action brought against him or her relating to breach of Agent's duty to the Company or its Shareholders. The Company may provide indemnification where Agent has acted in good faith and in a manner that Agent reasonably believed was in the best interests of the Company and in the case of a criminal proceeding where Agent had no reasonable cause to believe that its conduct was unlawful. The Company shall not, with certain exceptions, provide indemnification where it appears i) that it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification, and ii) that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

                                    PART F/S

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS
LEGACY BRANDS, INC.
Roseville, California

     We have audited the accompanying balance sheet of Legacy Brands, Inc. as of January 31, 1997, and the related statements of operations, changes in shareholders' equity (deficit) and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Brands, Inc. as of January 31, 1997, and the results of its operations and its cash flows for each of the two years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations, has substantial negative working capital, and has a license compliance confirmation expiring on July 31, 1997 and debt maturing on June 30, 1997, that raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements for the year ended January 31, 1996, have been restated as described in Note 12.

Sacramento, California
June 17, 1997, except for
  the last four paragraphs of Note 14,
  as to which the date is July 2, 1997

                              LEGACY BRANDS, INC.

                                 BALANCE SHEETS

                                                                                          JANUARY
                                                                                            31,        APRIL 30,
                                                                                            1997          1997
                                                                                                       (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash................................................................................   $   22,246    $      299
  Receivable from manufacturer........................................................       22,921       107,895
  Inventory of supplies...............................................................       50,000        50,000
  Prepaid expenses and other..........................................................        6,996        30,874
          TOTAL CURRENT ASSETS........................................................      102,163       189,068
Office equipment, net of accumulated depreciation of $3,992 and $4,679 (unaudited),
  respectively........................................................................        8,277        19,932
Debt issuance costs, net..............................................................      267,496       157,013
Organization costs, net...............................................................        2,000         1,750
Licenses, net.........................................................................    2,430,556     2,409,723
Deferred offering costs...............................................................      336,054       466,914
          TOTAL ASSETS................................................................   $3,146,546    $3,244,400
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Line of credit......................................................................   $       --    $  225,472
  Accounts payable....................................................................      550,702       618,056
  Accrued expenses and other liabilities..............................................      488,103       545,730
  Notes payable, current:
     Related parties..................................................................       60,000        60,000
     Others...........................................................................      595,000       595,000
  Liability to manufacturer, current..................................................      348,092       348,092
       TOTAL CURRENT LIABILITIES......................................................    2,041,897     2,392,350
Notes payable, noncurrent, to related parties.........................................      566,430       573,037
Liability to manufacturer, noncurrent.................................................    1,049,770       956,994
          TOTAL LIABILITIES...........................................................    3,658,097     3,922,381
COMMITMENTS AND CONTINGENCIES (Notes 1, 10, 13 and 14)
SHAREHOLDERS' EQUITY (deficit):
  Common stock, no par value; 30,000,000 shares authorized; 2,763,145 shares issued
     and outstanding at January 31, 1997 and April 30, 1997 (unaudited)...............    5,093,587     5,093,587
  Contributed capital.................................................................      559,500       559,500
  Notes receivable from shareholders..................................................   (1,527,271)   (1,527,271)
  Accumulated deficit.................................................................   (4,637,367)   (4,803,797)
          TOTAL SHAREHOLDERS' EQUITY (deficit)........................................     (511,551)     (677,981)
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (deficit)........................   $3,146,546     3,244,400

   The accompanying notes are an integral part of these financial statements.

                              LEGACY BRANDS, INC.

                            STATEMENTS OF OPERATIONS

                                                                                           THREE MONTHS ENDED
                                                            YEARS ENDED JANUARY 31,            APRIL 30,
                                                               1996          1997          1996          1997
                                                                                        (UNAUDITED)   (UNAUDITED)

Sales....................................................   $3,289,347     4,824,706       882,870    $1,249,340
Cost of goods sold.......................................    2,202,783     3,087,833       535,145       743,298
  Gross profit...........................................    1,086,564     1,736,873       347,725       506,042

Operating expense:
  Marketing..............................................      627,708       992,258       157,193       261,343
  General and administrative.............................      612,033       854,433       174,374       216,315
  Operating (loss) income................................     (153,177)     (109,818)       16,158        28,384

Other income (expense):
  Interest expense.......................................      (52,239)     (622,793)      (92,247)     (184,014)
  Other (expense) income, net............................      (21,174)      (24,292)       (8,000)      (10,000)
  Loss before provision for income taxes.................     (226,590)     (756,903)      (84,089)     (165,630)

Provision for income taxes...............................         (800)         (800)         (800)         (800)
Net loss.................................................   $ (227,390)     (757,703)      (84,889)   $ (166,430)
Net loss per share.......................................   $    (0.11)   $    (0.36)   $    (0.04)   $    (0.07)

Weighted average number of shares outstanding............    2,012,812     2,083,717     1,937,445     2,243,270

   The accompanying notes are an integral part of these financial statements.

                              LEGACY BRANDS, INC.

            STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

 FOR THE YEARS ENDED JANUARY 31, 1996 AND 1997 AND THE THREE MONTHS ENDED APRIL
                              30, 1997 (UNAUDITED)

                                                                        ADVANCES TO
                                                                         AND NOTES                          TOTAL
                                   COMMON STOCK                          RECEIVABLE                     SHAREHOLDERS'
                               NUMBER                    CONTRIBUTED        FROM        ACCUMULATED        EQUITY
                              OF SHARES      AMOUNT        CAPITAL      SHAREHOLDERS      DEFICIT         (DEFICIT)
BALANCE JANUARY 31, 1995...   2,011,155    $2,602,751     $ 150,000     $    (69,883)   $ (3,652,274)    $  (969,406)
Issuance of common stock
  for cash upon exercise of
  warrants.................      22,090           221            --               --              --             221
Issuance of common stock
  for cash in a private
  placement................      99,200       496,000            --               --              --         496,000
Common stock returned by
  shareholders to
  Company..................    (215,000)           --            --               --              --              --
Capital contributed by
  shareholders for
  services.................          --            --       409,500               --              --         409,500
Issuance of common stock
  for services.............       5,000         4,500            --               --              --           4,500
Issuance of common stock
  warrants for services....          --         1,200            --               --              --           1,200
Issuance of common stock
  for services.............      15,000        20,250            --               --              --          20,250
Write-off of shareholder
  advance..................          --            --            --           69,883              --          69,883
Net loss for the year......          --            --            --               --        (227,390)       (227,390)
BALANCE JANUARY 31, 1996...   1,937,445     3,124,922       559,500               --      (3,879,664)       (195,242)
Issuance of common stock
  for services, including
  the Contingent Shares
  Guarantee (Note 4).......     177,200       441,360            --               --              --         441,360
Issuance of common stock
  for cash upon exercise of
  warrants.................       3,400            34            --               --              --              34
Issuance of common stock to
  employees for notes......     580,000     1,450,000            --       (1,450,000)             --              --
Interest on employee
  notes....................          --        12,171            --          (12,171)             --              --
Issuance of common stock
  for notes upon exercise
  of warrants..............      65,100        65,100            --          (65,100)             --              --
Net loss for the year......          --            --            --               --        (757,703)       (757,703)
BALANCE JANUARY 31, 1997...   2,763,145     5,093,587       559,500       (1,527,271)     (4,637,367)       (511,551)
Net loss for the period
  (UNAUDITED)..............          --            --            --               --        (166,430)       (166,430)
BALANCE APRIL 30, 1997
  (UNAUDITED)..............   2,763,145    $5,093,587     $ 559,500     $ (1,527,271)   $ (4,803,797)    $  (677,981)

   The accompanying notes are an integral part of these financial statements.

                              LEGACY BRANDS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                             THREE MONTHS ENDED
                                                             YEARS ENDED JANUARY 31,             APRIL 30,
                                                                1996          1997          1996           1997
                                                                                         (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................................   $ (227,390)   $ (757,703)   $   (84,889)   $  (166,430)
  Adjustments to reconcile net loss to net cash
     (used in) operating activities:
       Depreciation and amortization......................       95,500       110,307         27,339         28,376
       Amortization of debt issuance costs................       18,029       468,528         70,860        130,980
       Common stock issued for services...................        4,500         3,960             --             --
       Capital contribution for services..................      270,000            --             --             --
       Write-off of shareholder advance...................       69,883            --             --             --
  Changes in assets and liabilities:
     (Increase) decrease in accounts receivable from
       related parties....................................      (22,158)       22,158         22,158             --
     Increase in receivable from manufacturer.............           --       (22,921)       (91,657)       (84,974)
     (Increase) decrease in other receivables.............       (2,284)       14,785          2,773             --
     Increase in inventory of supplies....................           --       (50,000)            --             --
     Increase in prepaid expenses and other...............           --        (6,996)            --        (23,878)
     (Decrease) increase in accounts payable..............     (419,070)      (32,239)       (26,777)        67,354
     (Decrease) increase in accrued expenses and
       other liablities...................................     (231,521)       19,195         (4,193)       (23,272)
     Payments of liability to manufacturer................     (230,592)     (346,959)       (59,336)       (92,776)
       Net cash used in operating activities..............     (675,103)     (577,885)      (143,722)      (164,620)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of office equipment............................           --        (6,079)            --        (12,342)
  Payment toward purchase of license......................           --       (12,500)            --             --
       Net cash used in investing activities..............           --       (18,579)            --        (12,342)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock..................      496,221            34             --             --
  Proceeds from issuance of loans payable.................      155,000       445,000             --             --
  Payment of loan payable.................................           --        (5,000)            --             --
  Proceeds from issuance of notes and advances payable to
     related parties......................................      243,000       454,000        239,000             --
  Payments on notes and advances payable
     to related parties...................................      (69,254)      (46,500)            --             --
  Payments of debt issuance costs.........................      (82,715)     (163,038)      (101,988)       (20,497)
  Issuance of advance to related party....................           --      (135,000)            --             --
  Proceeds from repayment of advance
     to related party.....................................           --       135,000             --             --
  Payment of deferred offering costs......................           --      (147,354)            --        (49,960)
  Proceeds from draws on line of credit...................           --            --             --        225,472
       Net cash provided by financing activities..........      742,252       537,142        137,012        155,015
INCREASE (decrease) in cash...............................       67,149       (59,322)        (6,710)       (21,947)
CASH, beginning of period.................................       14,419        81,568         81,568         22,246
CASH, end of period.......................................   $   81,568    $   22,246    $    74,858    $       299
Supplemental disclosure of cash flow information:
  Cash payments for interest..............................   $    7,444    $   61,615             --    $    29,645
  Cash payments for income taxes..........................   $      800    $      800    $       800    $       800

   The accompanying notes are an integral part of these financial statements.

                              LEGACY BRANDS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION AND OPERATIONS

     Legacy Brands, Inc. (Company) is a California corporation that markets frozen cookie dough through alliances with Mrs. Fields Cookies and a single manufacturer, as described below.

     The Company changed its name from Greg Plunkett, Inc., in 1996.

  CONCENTRATION OF MANUFACTURER AND PRODUCT

     The Company currently maintains an informal relationship with one manufacturing company to process its product. The Company believes that several other suppliers are capable of providing substantially similar services. The Company currently markets one product, frozen cookie dough, which is available in retail stores in four flavors, through a network of brokers.

     The manufacturer produces the product and bills the retailer for sales upon approval by the Company. Sales proceeds, net of manufacturing and certain other costs, are remitted to the Company by the manufacturer. Revenue is recognized by the Company when the product is shipped to the retailer by the manufacturer.

     Until October 1995, all sales were to a single distributor at a fixed price per case. Subsequently, sales are made directly to retailers (primarily supermarkets and club stores).

     Accounts receivable credit risk exposure from retail customers is assumed by the manufacturer, except that the Company is liable to the manufacturer for the Company's gross margin on uncollectible receivables and spoiled inventory.

  CASH

     The Company includes all cash accounts and all highly liquid instruments purchased with an original maturity of three months or less as cash.

  INVENTORY OF SUPPLIES

     Inventory of supplies, at lower of cost (average cost) or market, consists of components of the 1996 Holiday Cookie Kit, other than cookie dough and other food products. Such supplies were purchased directly by the Company and supplied to the manufacturer who assembled and shipped kits to retailers in November and December 1996. The remaining supplies inventory will be utilized in the 1997 Holiday Cookie Kit.

  OFFICE EQUIPMENT

     Office equipment is recorded at cost. Depreciation is computed using the straight-line method over the assets' useful lives ranging from five to ten years. Expenditures for maintenance, repairs and minor renewal and betterments are charged to expense. The cost and related accumulated depreciation of equipment sold or retired are removed from the accounts and the resulting gain or loss is included in Other (expense) income.

                              LEGACY BRANDS, INC.

  DEBT ISSUANCE COSTS

     Costs incurred in obtaining debt financing are deferred and amortized over the term of the associated debt agreements using the interest method and include the following:

                                                                   JANUARY 31,     APRIL 30,
                                                                      1997           1997
                                                                                  (UNAUDITED)
Costs related to issuance of convertible notes payable, net of accumulated amortization of $38,947 and $49,373 (unaudited) at
  January 31, 1997 and April 30, 1997, respectively.............    $ 105,753      $  95,324
Costs related to issuance of loans payable, net of accumulated amortization of $447,610 and $568,161 (unaudited) at January
  31, 1997 and April 30, 1997, respectively.....................      161,743         41,192
Costs related to issuance of line of
  credit facility (unaudited)...................................           --         20,497
                                                                    $ 267,496      $ 157,013

  ORGANIZATION COSTS

     Organization costs consist of legal fees of $5,000 incurred to incorporate and are recorded at cost. Amortization is computed using the straight-line method over a period of five years. Accumulated amortization was $3,000 and $3,250 (unaudited) at January 31, 1997 and April 30, 1997, respectively.

  DEFERRED OFFERING COSTS

     Deferred offering costs consist primarily of legal and accounting fees and will be netted against the proceeds of the proposed offering of common stock described in Note 11. If the offering does not occur, such costs will be expensed.

  LICENSE AGREEMENTS

     MRS. FIELDS LICENSE

     The Company entered into a five-year (Initial Term) trademark license agreement (Mrs. Fields License) with Mrs. Fields Development Corporation (Mrs. Fields) whereby the Company has the exclusive right and license to use the licensed names to market products through certain designated distribution channels in North America, Hawaii and Puerto Rico. The Initial Term of the Mrs. Fields License expires in December 1999. The Company has the option to extend the Mrs. Fields License for five consecutive five-year periods (Option Periods) that expire in December 2024.

     However, Mrs. Fields may terminate the Mrs. Fields License upon the commencement of each Option Period by notifying the Company of its intention to terminate the Mrs. Fields License as of the end of the Initial Term or prior Option Period. Mrs. Fields must also provide written notice and pay the Company an amount equal to three times the average gross margin for sales reported by the Company over the last three years of the current option term in accordance with the Mrs. Fields License (Buy Out Amount). The Buy Out Amount would be payable in cash over three years in twelve equal quarterly installments.

     The Mrs. Fields License held by the Company is subject to cancellation in the event of nonperformance. In accordance with the Mrs. Fields License, the Company is obligated to maintain specified levels of product sales (Minimum Volume Commitment) during the Initial Term and during each Option Period. If the Company fails to

                              LEGACY BRANDS, INC.

meet the Minimum Volume Commitment, the Company must pay a royalty in an amount equal to the royalty that would have been paid if the Company had met its Minimum Volume Commitment. If the Company is determined to be insolvent, or files a petition in bankruptcy or for reorganization, then the Mrs. Fields License may be terminated upon notice by Mrs. Fields. Mrs. Fields has confirmed that the Company is in compliance with the terms of the license agreement as of March 4, 1997, and has waived its rights and remedies related to the insolvency provision of the Mrs. Fields License until such time as an offering of equity securities shall have been completed (Note 11), but not later than July 31, 1997, unless there shall have been a bankruptcy filing of the Company.

     In March 1996, the Mrs. Fields License was amended to require that the Company meet revised Minimum Volume Commitments beginning January 1, 1997 on a calendar year basis. The Minimum Volume Commitments were substantially reduced from the prior commitments. The Minimum Volume Commitment for calendar year 1997 is 285,000 twelve pound equivalent cases, which increases to certain specified quantities over the life of the agreement to 583,434 twelve pound equivalent cases in 2015, and remains at that level until the expiration of the license periods. Twelve pound equivalent case volume sold during the years ended January 31, 1996 and 1997 and the three months ended April 30, 1997, were approximately 132,000, 177,000 and 46,000 (unaudited), respectively.

     As part of the Mrs. Fields License, the Company paid a non-refundable fee described as a prepaid royalty of $2,500,000 to Mrs. Fields. The fee is being amortized on a straight-line basis over the life of the Mrs. Fields License plus each extension term for a total of 30 years. In addition, the Company pays a royalty equal to $1 per 12 pound equivalent case sold, net of damages, returns and credits. Such royalties included in marketing expense were $132,525 and $177,574 for the years ended January 31, 1996 and 1997, respectively, and $29,670 (unaudited) and $46,388 (unaudited) for the three months ended April 30, 1996 and 1997, respectively.

     Management believes the carrying value of the Mrs. Fields License to be recoverable over future periods based upon current sales forecasts. Should anticipated volumes not be achieved and the Company not be able to make the required royalty payment to meet its commitment under the license agreement or should Mrs. Fields elect to terminate the Mrs. Fields License in future periods because of nonperformance by the Company related to other provisions of the Mrs. Fields License, the carrying value of the Mrs. Fields License may need to be reduced accordingly.

     GUMBY LICENSE

     In September 1996, the Company entered into a trademark license agreement (Gumby License Agreement) whereby the Company has a nonexclusive right and license to distribute throughout the United States certain food products displaying the Gumby cartoon character. The initial two year term of the Gumby License Agreement began September 1, 1996 and ends August 31, 1998. The Company has a renewal option for an additional two year period which is dependent upon performance during the initial term.

     As consideration for the Gumby License Agreement, the Company paid $12,500 in September 1996, and agreed to pay monthly royalties equal to 5% of net sales of Gumby products, with such royalties guaranteed to aggregate a minimum of $112,500 by August 31, 1998. Amortization of the minimum royalty is over the initial term of the license at the greater of straight line amortization or 5% of net sales.

  MARKETING COSTS

     The costs of marketing, including advertising, are charged to expense in the period incurred.

     New market distribution costs (slotting allowances) are also charged to expense in the period incurred.

                              LEGACY BRANDS, INC.

  INCOME TAXES

     The Company reports income taxes under the liability method. Accordingly, deferred tax assets and liabilities arise from the differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax amounts are determined using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. At January 31, 1997 and April 30, 1997 (unaudited), the Company has recorded a 100% valuation allowance against the net deferred tax assets.

  ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  NET LOSS PER SHARE

     Net loss per share has been computed based on the weighted average number of shares outstanding during the period presented. Common share equivalents, consisting of restricted stock issued to employees for notes, stock issued on notes upon the exercise of warrants and warrants issued by the Company, are anti-dilutive for each of the periods presented and, therefore, are not included in the computation of net loss per share.

  NEW ACCOUNTING PRONOUNCEMENT

     In February 1997, Statement of Financial Accounting Standard (SFAS) No. 128, EARNINGS PER SHARE, was issued. SFAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share (EPS). SFAS 128 is designed to improve the EPS information presented in the financial statements by simplifying the existing computational guidelines, revising the disclosure requirements, and increasing the comparability of IPS data on an international basis. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted.

     The Company will adopt SFAS No. 128 for fiscal year ending January 31, 1998. The Company is currently determining the impact of the adoption of SFAS No. 128 on its financial statements.

  STOCK-BASED COMPENSATION

     In October 1995, Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION was issued. SFAS No. 123 establishes fair value based accounting and reporting standards for stock-based employee compensation plans. The statement defines a fair value based method of accounting for employee stock options or similar equity instruments and allows parties to elect to continue to measure compensation costs using the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. SFAS No. 123 requires, for those electing to remain with APB Opinion No. 25 accounting, pro forma disclosure of net income (loss) as if the fair value based method had been applied.

     The Company adopted SFAS No. 123 at January 31, 1997, and elected to measure and record compensation cost as defined in APB Opinion No. 25. As there was no additional compensation cost, pro forma disclosures were not required at January 31, 1997 and April 30, 1997, under the fair value method.

                              LEGACY BRANDS, INC.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash approximates fair value due to the short-term nature of these instruments.

     Due to uncertainties regarding the Company's financial status, it is not practicable to determine the fair value of the Company's line of credit, accounts payable, notes payable and the liability to manufacturer.

2. BASIS OF PRESENTATION

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred significant operating losses, has negative cash flows from operations and substantial negative working capital. As explained in Notes 1 and 4, the Company's license compliance confirmation with respect to the Mrs. Fields license agreement expires July 31, 1997, and $595,000 of loans payable mature on June 30, 1997. These factors raise substantial doubt about the Company's ability to continue as a going concern.

     Management plans to improve profitability through increases in sales volume, reduction of overhead expenses and stronger controls over product development and marketing and is seeking additional financing. The Company is currently pursuing an offering of equity securities. There can be no assurance that management's plans to achieve profitability and raise sufficient financing will be successful. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. ACCOUNTS PAYABLE

     The Company is currently in the process of negotiating settlements of certain old accounts payable, primarily dating back to the summer of 1994, which have been recorded at the billed amounts. These negotiations relate to substantiation of the extent of goods and services received in relation to the billed amounts. Such amounts included in accounts payable total $422,202 at January 31, 1997 and April 30, 1997 (unaudited). Any reduction of the payables will be recorded when settlements occur. The ultimate amount to be paid is uncertain.

4. NOTES PAYABLE

     Notes payable consist of the following:

                                                                             JANUARY 31,     APRIL 30,
                                                                                1997           1997
                                                                                            (UNAUDITED)
Uncollateralized notes payable to related parties bearing interest at 12%,
  principal and interest payable on demand................................   $    60,000    $    60,000
Convertible notes payable, to C. Brands Management, L.L.C., collateralized by the Mrs. Fields license, principal and interest due upon maturity between August 1998 and October 1999, net of unaccreted discount of
  $56,070 and $49,463 (unaudited) at
  January 31, 1997 and April 30, 1997, respectively.......................       566,430        573,037
Loans payable, collateralized by substantially all assets of the Company, guaranteed by Pacific Acquisition Group, interest due quarterly,
  principal and any remaining interest due as described below.............       595,000        595,000
                                                                               1,221,430      1,228,037
Less current maturities...................................................      (655,000)      (655,000)
                                                                             $   566,430    $   573,037

                              LEGACY BRANDS, INC.

  CONVERTIBLE NOTES PAYABLE

     In the period August 1995 through October 1996, C. Brands Management, L.L.C. (C. Brands), a company whose principal management is a shareholder of Legacy Brands, Inc., received notes from the Company, for cash consideration of $622,500. In connection with services provided related to the issuance of the notes, the Company paid Capitol Bay Securities (a related party) 15 percent of the principal amount of the notes plus other costs ($94,000), 55,000 shares of common stock, valued at $49,500, and warrants to purchase 60,000 shares of common stock, valued at $1,200. In addition, C. Brands received 100,000 shares of common stock from the Founders (Note 7), which has been valued at $90,000 and recorded as debt discount. The debt discount is being accreted over the life of the debt agreement using the interest method. Including debt issuance costs, the effective rate of interest on the convertible notes payable at January 31, 1997, is approximately 32%. The stated rate of interest is 12% per annum.

     Pursuant to an election by C. Brands under the terms of the note agreement, the C. Brands debt will automatically convert into 124,500 shares of the Company's common stock at the effective date of the Company's planned offering of equity securities (Note 11). The conversion rate shall be two-tenths of a share for each dollar of indebtedness outstanding at the date of conversion.

  LOANS PAYABLE

     In the period November 1995 through March 1996, Pacific Acquisition Group
(PAG) made loans (First Bridge Loan), through investors, to the Company totaling $300,000, of which $155,000 had been received by the Company at January 31, 1996. In connection with services provided by PAG related to the First Bridge Loan, the Company paid PAG an aggregate amount of approximately 15 percent of the principal amount of the First Bridge Loan plus other costs ($49,715) and issued PAG 15,000 shares of common stock, valued at $20,250, as of January 31, 1996. In May 1996, the First Bridge Loan Agreement was amended to include certain registration right provisions.

     As consideration for receiving an additional $300,000 bridge loan (Second Bridge Loan), the Company paid PAG other issuance costs of $101,988 and issued PAG an additional 15,000 shares. The 15,000 shares issued to PAG in connection with the Second Bridge Loan were also subject to certain registration right provisions. The Company also issued an additional 160,000 shares to PAG in connection with the debt issuance agreements. These shares issued (175,000) were valued at $315,000 and recorded as additional debt issuance costs.

     In addition, the Company agreed that it would issue additional shares of common stock to PAG to reach a $1,300,000 minimum value (Contingent Shares Guarantee). The Contingent Shares Guarantee was valued at $122,400 and recorded as an addition to debt issuance costs and common stock.

     In April 1997, the Company and PAG executed an agreement to issue 35,000 additional shares to PAG in exchange for cancellation of the Contingent Shares Guarantee. In June 1997, the April 1997 agreement to issue an additional 35,000 shares was rescinded and replaced by an agreement to issue a limited number of additional shares of common stock to PAG if the $1,300,000 minimum value amount is not achieved. The maximum amount of additional shares issuable under the June 1997 agreement is 200,000. The determination of the additional shares is based on a valuation of the Company's common stock at the expiration of twelve months after the date upon which the common stock shares shall have commenced trading on the electronic bulletin board or the NASDAQ Small Cap Market. The valuation shall be based upon the highest average closing price for shares of common stock for any consecutive ten days in which the common stock shall have traded. These subsequent agreements to issue additional shares did not change the original accounting for the Contingent Shares Guarantee noted above.

                              LEGACY BRANDS, INC.

     The June 1997 agreement gave PAG certain piggy back registration rights in connection with any future initial public offering, subject to the underwriter's discretion.

     Including the debt issuance costs, the effective rate of interest on the loans payable at January 31, 1997, is in excess of 1,000%. The stated rate is 15% per annum.

     In the event of default on the bridge loans, the debt can be converted into shares of Series B Convertible Preferred Stock of PAG at a rate as stipulated in PAG's guarantee of this debt.

     Under the original terms, the bridge loans matured or would have matured prior to the proposed offering. As a result, the original bridge loan maturity dates were extended in February and March 1997 and the interest rate was increased to 16%. Substantially all loans are now due June 30, 1997, or have otherwise been provided for (see Note 14).

     Aggregate principal payments required in future years on all notes payable at January 31, 1997 and April 30, 1997 (unaudited), are as follows:

                                                                 JANUARY 31,     APRIL 30,
                                                                    1997           1997
                                                                                (UNAUDITED)
PERIOD ENDING:
  1998........................................................   $   655,000    $   655,000
  1999........................................................       215,000        215,000
  2000........................................................       407,500        407,500
                                                                 $ 1,277,500    $ 1,277,500

5. LIABILITY TO MANUFACTURER

     During 1994, the Company arranged for the manufacture of approximately $2,500,000 of frozen cookie dough product. In 1995, all of this product was either discarded by the manufacturer due to obsolescence or reworked and sold to reduce the loss. Based upon a troubled debt restructuring negotiated with the manufacturer, $2 per case of new product sold since March 1995 is deducted from the monthly amount received by the Company from the manufacturer related to current product sales and applied to the liability. The Company may negotiate with the manufacturer related to a discount for early payoff of the liability. Such discount, if any, will be recorded when final settlement is made.

     The Company recorded a provision for loss on inventory disposal for the period ended January 31, 1995, in the amount of $2,579,478, which represents the inventory produced and later discarded due to obsolescence, less amounts recovered from reworking the product (approximately $476,000), plus holding costs until rework and ultimate disposal (approximately $604,000).

     Estimated aggregate future payments based on historical data are as follows:

                                                                 JANUARY 31     APRIL 30
                                                                               (UNAUDITED)
PERIOD ENDING:
  1998........................................................   $  348,092    $   348,092
  1999........................................................      348,092        348,092
  2000........................................................      348,092        348,092
  2001........................................................      353,586        260,810
  Total.......................................................    1,397,862      1,305,086
  Less current portion........................................     (348,092)      (348,092)
  Noncurrent portion..........................................   $1,049,770    $   956,994

                              LEGACY BRANDS, INC.

6. INCOME TAXES

     The net deferred tax asset consists of the following:

                                                                 JANUARY 31,     APRIL 30,
                                                                    1997           1997
                                                                                (UNAUDITED)
Deferred tax assets, net:
  Net operating loss carryforwards............................   $   422,269    $   502,972
  Old accounts payable........................................         8,314          8,314
  License, net................................................       (87,803)       (94,865)
  Built-in-losses.............................................       124,710        124,710
  Other.......................................................       (34,588)       (39,332)
                                                                     432,902        501,799
Less valuation allowance......................................      (432,902)      (501,799)
Net deferred tax asset........................................   $        --    $        --

     As a result of providing a valuation allowance equal to the net deferred tax assets, there is no federal tax provision. The provision for tax in the years ended January 31, 1996 and 1997, and the three-month periods ended April 30, 1996 (unaudited) and April 30, 1997 (unaudited), is the state minimum tax.

     At January 31, 1997, the Company had approximately $973,500 in net operating losses for both federal and state tax purposes, available to be carried forward to future periods. These amounts increased to approximately $1,160,000 (unaudited) at April 30, 1997. The carryforwards expire from 2011 to 2012 for federal purposes and in 2004 for state purposes.

     During fiscal year ended January 31, 1996, the Company had more than a 50% change in ownership. Section 382 of the Internal Revenue Code and comparable state statutes impose certain annual limitations on the utilization of net operating loss carryforwards to offset income in future periods. The amounts shown above for the operating loss carryforwards consider the reductions under the Code due to such ownership change.

     The Company has plans for future equity transactions, including conversions of debt to equity, employee stock incentive plans and issuance of new shares to outside investors. If these transactions are all completed, it is likely that another 50% ownership change will occur within the meaning of Section 382 of the Internal Revenue Code. If this occurs, there may be further reductions in the ability to use the net operating losses of the Company in future periods.

7. SHAREHOLDERS' EQUITY

  REVERSE STOCK SPLIT

     In October 1996, the Company amended its articles of incorporation to effect a one-for-ten reverse stock split. All common share information in these financial statements has been adjusted to reflect the reverse stock split.

  SHAREHOLDERS' EQUITY TRANSACTIONS FOR THE PERIOD FROM FEBRUARY 16, 1994 (INCEPTION) TO JANUARY 31, 1995

     In February 1994, the Company issued 1,020,000 and 340,000 shares to Greg Plunkett and CBG Partnership (each a Founder), respectively, in exchange for forgiveness of a $8,035 note payable to one of the Founders and certain license rights which were subsequently abandoned and have been assigned no value.

     During August 1994, the Company completed a private placement offering of 263,900 shares for $319,716 (net of $60,502 of offering costs). As part of the offering, the underwriter (Capitol Bay Securities, a related party)

                              LEGACY BRANDS, INC.

received warrants to purchase 25,490 shares of common stock at $.01 per share, which were exercised in July 1995 and July 1996.

     During October 1994, notes payable of $150,000 to two Founders were converted to contributed capital.

     In November 1994, an investor paid $1,250,000 for 182,255 shares of common stock.

     During January 1995, investors purchased 205,000 shares for $1,025,000 under a private offering that was eventually completed in March 1995.

  SHAREHOLDERS' EQUITY TRANSACTIONS FOR THE YEAR ENDED JANUARY 31, 1996

     From February to March 1995, individual investors purchased 99,200 shares for $496,000 in completion of the private offering begun in January 1995.

     In August 1995, as part of an agreement between the Founders and other shareholders, the Founders reconveyed a total of 215,000 shares to the Company, without consideration.

     In addition, as part of the August 1995 agreement, the Founders transferred 100,000 shares of common stock, which are valued at $90,000, to a related party for consulting services provided to the Company; transferred 55,000 shares of common stock, which are valued at $49,500, to a related party for services performed in obtaining debt financing for the Company, transferred the 100,000 shares described in Note 4 (valued at $90,000) to C. Brands; and the Founders transferred 200,000 shares of common stock, valued at $180,000, to a consultant for services performed for the Company. These transactions are reflected as contributions of capital by the Founders with charges to operations and debt discount. The shares were valued at $.90 per share based on an independent valuation.

     During September 1995, a consultant to the company was issued 5,000 shares valued at $4,500 for services performed for the Company. The shares were valued at $.90 per share based on an independent valuation.

     In December 1995, the Company issued 15,000 shares of common stock to an investment broker (PAG) which have been valued at $20,250 for services provided in obtaining debt financing. The shares were valued at $1.35 per share based on an independent valuation.

  SHAREHOLDERS' EQUITY TRANSACTIONS FOR THE YEAR ENDED JANUARY 31, 1997

     In May 1996, 2,200 shares valued at $3,960 were issued to an outside party for services rendered to the Company.

     In June 1996, the Company issued 175,000 shares of common stock to PAG valued at $315,000 and the Contingent Shares Guarantee valued at $122,400 for services provided in obtaining debt financing.

     These shares issued were valued at $1.80 per share based on an independent valuation.

     In October 1996, the Company, in connection with management compensation agreements, issued restricted shares aggregating 580,000 to four key employees in exchange for notes aggregating $1,450,000 and treated as nonrecourse (Note
10). The Company recorded $12,171 of interest on such notes during the year ended January 31, 1997.

     In January 1997, warrants issued in the original private placement offering in 1994 were exercised; and the Company issued 65,100 shares in exchange for notes totaling $65,100 bearing interest at 6.72% per annum and maturing one year from the exercise date.

                              LEGACY BRANDS, INC.

  COMMON STOCK WARRANTS

     As part of the original private placement offerings in 1994 and 1995, the Company issued warrants to purchase 226,503 shares of common stock at $1.00 per share to several individuals, of which 16,403 expired January 31, 1997, and 65,100 were exercised as described above and 145,000 remain outstanding at January 31, 1997, and expire March 6, 1998. The Company has agreed to include shares issuable under the 145,000 remaining warrants in any future initial public offering, subject to the underwriter's discretion.

     Warrants to purchase 60,000 shares of common stock at $2.50 per share, valued at $1,200, were issued to the Capitol Bay Securities during the year ended January 31, 1996, for services performed to locate investors in connection with the convertible notes payable. These warrants expired January 31, 1997.

     Additional warrants were issuable subsequent to April 30, 1997, as described in Note 14.

  COMMON STOCK RESERVED

     At June 16, 1997, approximately 1,000,000 shares have been reserved for conversion of C. Brands debt, options that may be issued under the stock option plan, the shares issuable under the PAG Contingent Shares Guarantee and for outstanding warrants, including those described in Note 14.

8. STOCK OPTION PLAN

     In October 1996, the Company adopted a Stock Option Plan (Plan) which provides for the issuance of incentive stock options or nonqualified stock options to certain employees, officers, directors, and non-employees of up to 10% of the outstanding common shares of the Company in accordance with the Plan. Under this Plan, incentive and nonqualified stock options are granted at prices determined by the Stock Option Plan Committee but shall not be less than 85% of the fair market value of the underlying stock on the date of grant. The exercise price of any incentive stock option granted under the Plan to a more than 10% shareholder shall be equal to at least 110% of the fair market value of the underlying stock on the date of the grant. The term of options granted under the plan may not exceed ten years.

     The Plan was approved by shareholders in October 1996. No options have been granted under the Plan.

9. RELATED-PARTY TRANSACTIONS

     The following are related-party transactions not disclosed elsewhere in the financial statements.

     From October 1994 through June 1995, the Company shared office space and administrative expenses with a company controlled by a shareholder. Administrative expenses were allocated to the Company based on usage. For the year ended January 31, 1996, these office and administrative costs were $13,000.

     During September 1995, the Company began sharing office space and related administrative expenses for a monthly flat rate of $2,000 with a company controlled by another shareholder, Capitol Bay Group. For the years ended January 31, 1996 and 1997, and for the three month periods ended April 30, 1996 and 1997, these office and administrative expenses amounted to $10,000, $24,000, $6,000 (unaudited) and $6,000 (unaudited), respectively, under a month-to-month agreement, which expires in September 1997.

     The Company intends to enter into an office lease with a related party, including the Company's Chief Executive Officer and another shareholder of the Company. The lease terms have not yet been completed.

     From November 1995 through January 1996, the Company utilized the services of C. Brands to oversee the shipment and invoicing of Mrs. Fields frozen cookie dough products to a distributor for distribution in the Southern California area. For the year ended January 31, 1996, sales and cost of sales through C. Brands totaled

                              LEGACY BRANDS, INC.

$134,425 and $93,594, respectively. During the year ended January 31, 1996, the Company also paid $12,500 in fees to this entity, which are included in marketing expense. As of January 31, 1996, $22,158 was receivable from C. Brands for sales described above. Such amounts were received during the year ended January 31, 1997.

     Included in interest expense, excluding amortization of debt issuance costs, are amounts to related parties of $22,308, $49,808, and $6,182 (unaudited) and $20,475 (unaudited) for the years ended January 31, 1996 and 1997, and for the three month periods ended April 30, 1996 and 1997, respectively.

     The Company had advances receivable from a Founder of $69,883, which was recorded as an offset to shareholders' equity at January 31, 1995, and was written off in the year ended January 31, 1996, under the terms of the August 1995 agreement described in Note 7.

     In late calendar 1995 and continuing into calendar 1996, the Company periodically borrowed various amounts not exceeding $50,000 at any time from Capitol Bay Group, which amounts were repaid by May 1996, without interest.

     In November 1996, the Company loaned $135,000 to Capitol Bay Group, which was repaid within six days. Interest related to the loan approximated $400 and was received in January 1997.

     A director of the Company owns less than a 1% interest in C. Brands.

10. COMMITMENTS

  CONSULTING SERVICES AGREEMENT

     In February 1996, the Company completed renegotiating an agreement for consulting services with an individual. Under terms of the agreement, the Company paid the consultant as current compensation $5,000 each month from February 1996 through January 1997. Additionally, the agreement provided for the payment of a maximum bonus of $60,000 contingent upon a company sales target for the fiscal year ended January 31, 1997, which was not achieved. The agreement also stipulated that all prior agreements with the Company and the individual be canceled. In exchange for the cancellation of all prior agreements, the Company agreed to pay $5,000 each month for twelve months with the final payment in January 1997. The Company accrued the $60,000 liability as of January 31, 1996. The Company extended the monthly consulting portion of the agreement increasing the compensation to $6,000 per month for the year ending January 31, 1998, without any bonus arrangement.

     In connection with the original consulting agreement, the individual received 200,000 shares of common stock (Note 7).

  MANAGEMENT COMPENSATION

     Pursuant to the Board of Director's approval in October 1996, effective September 1, 1996, and as amended on February 28, 1997, the Company entered into employment agreements with four key employees for three-year terms, which will be automatically extended for an additional year unless canceled by either party. Compensation may be increased by the Board of Directors with respect to the chief executive officer or by the chief executive officer with respect to the other employees during the term of the agreements. The minimum aggregate compensation expense under these agreements is as follows:

YEAR ENDING JANUARY 31,
        1998..........................................   $579,000
        1999..........................................    640,000

                              LEGACY BRANDS, INC.

     In addition to the minimum compensation described above, such individuals are entitled to an annual bonus calculated on targeted earnings for the year, as defined. The bonus could reach 50% of the annual minimum salary noted above, plus additional amounts based upon earnings levels. Such bonuses are paid to the individuals during the year based on predetermined percentages and adjusted after year-end based on audited data.

     Certain reductions were made in the minimum compensation expense for the year ended January 31, 1997. Additionally, bonuses were not earned related to the compensation agreements for the 1997 fiscal year and for the first quarter of the 1998 fiscal year (unaudited).

     As part of the compensation agreements described above, each individual was granted the right to purchase shares of common stock of the Company pursuant to a Restricted Stock Purchase Agreement. Vesting occurs over a three year period based on the terms of the agreements. Although vesting occurs quarterly, vesting certificates are issued annually over the three-year vesting period. Vesting and payment provisions were amended in June 1997 to provide for vesting and payment for future stock purchases ratably over a ten-year period. Vesting for one of the key employees, as well as his $1,000,000 note payment term, was also extended to ten years in the June 1997 amendment.

     In October, 1996, shares aggregating 580,000 were purchased under these agreements at $2.50 per share by the issuance of notes in the aggregate principal amount of $1,450,000, interest payable at 6.72%, maturing on the third anniversary of the first issuance of a certificate of vesting by the Company, subject to forfeiture in the event of early termination, certain repurchase rights of the Company, and with certain anti-dilution protection. Such shares are pledged as collateral on the notes. Effective January 31, 1997, the Company and the key employees amended the note agreements to eliminate all prepayment provisions. Therefore, in future periods, the Company will not be required to evaluate compensation expense based on increases in the value of the Company's common stock. Compensation expense was not recorded currently by the Company as the value of the Company's stock at October 31, 1996 and January 31, 1997, of $1.90 and $2.25 per share, respectively, based on an independent valuation, is below the stock purchase price (including interest).

     The shares, pursuant to the restricted stock purchase agreements described above, were issued in accordance with an Employee Stock Purchase Plan adopted by the Board of Directors in October 1996. Such plan was effective as of September 1, 1995, and is subject to approval of the shareholders (within twelve months of adoption) and qualification with the California Commissioner of Corporations.

11. PROPOSED OFFERING OF EQUITY SECURITIES

     In August 1996, the Company signed a letter of intent with an underwriting firm in connection with a proposed public offering. In May 1997, the proposed public offering was postponed.

     The Company is planning to offer to private investors, on a best efforts basis, up to 1,600,000 shares of its common stock at a price of $2.50 per share, or a total of $4,000,000.

     In connection with the proposed offering, the Company plans to enter into an underwriting agreement with Capitol Bay Securities and others (see Note 14).

     Upon the completion of its planned private placement of equity securities, the Company plans to file a registration statement on Form 10SB with the Securities and Exchange Commission.

                              LEGACY BRANDS, INC.

12. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

     The Company issued unaudited compiled financial statements without footnote disclosures as of and for the year ended January 31, 1996. Those financial statements have been restated as a result of the audits of the Company's financial statements, as follows:

                                                 AS PREVIOUSLY                       AS
                                                   REPORTED       ADJUSTMENTS     ADJUSTED
Shareholders' equity (deficit) at
  January 31, 1995............................    $  1,497,166    $(2,466,572)   $ (969,406)
Total assets at January 31, 1996..............    $  2,527,352    $   122,267    $2,649,619
Total liabilities at January 31, 1996.........    $  3,135,671    $  (290,810)   $2,844,861
Shareholders' equity (deficit) at
  January 31, 1996............................    $   (608,319)   $   413,077    $ (195,242)
Net loss for the year ended
  January 31, 1996............................    $ (2,873,985)   $ 2,646,595    $ (227,390)
Net loss per share for the year ended January
  31, 1996....................................    $      (1.43)   $      1.32    $    (0.11)

     Substantial adjustments were made to the previously issued financial statements in order to properly reflect the statements under generally accepted accounting principles. These adjustments generally relate to debt issuance costs, common stock, contributed capital, advances to shareholder, and provision for loss on inventory disposal.

13. CONTINGENCIES

     The founder and former director of the Company, who is a shareholder holding in excess of 5% of the Company's outstanding common stock, has advised the Company that he has a number of claims against the Company and others. These claims relate to an agreement entered into by the shareholder and the Company and other parties in August 1995, and to alleged back wages and amounts allegedly advanced by him to the Company.

     The August 1995 agreement provided for the establishment of a management committee to restructure the Company. The August 1995 restructuring involved the infusion of new capital and the distribution of certain of the shareholder's shares to certain parties as described in Note 7. The August 1995 agreement also contained mutual releases and a waiver of certain provisions of the California Civil Code, the effect of which was to waive the right of any party to raise claims of which they might not have been aware at the time the general release was given.

     The shareholder claims there is a note due from the Company in the amount of $112,500, based on the August 1995 agreement, that is still outstanding, plus accrued interest, and that the transfer of certain shares of the common stock of the Company in 1995 pursuant to the August 1995 agreement is not valid.

     Although the matter is not in litigation, in the opinion of Counsel and management, the estimated maximum exposure to the Company, if any, is approximately $120,000. Counsel and management are also of the opinion that the transfer of certain shares of common stock pursuant to the August 1995 agreement are valid and in force. The Company also believes it has substantial defenses to and offsets against any claims which may be ultimately be set forth in any future litigation brought by the shareholder with respect to these matters.

                              LEGACY BRANDS, INC.

     As a result, the Company has not accrued a liability with respect to these contingencies. In the opinion of management, the outcome of this matter will not have a material adverse effect on the financial position of the Company.

14. SUBSEQUENT EVENTS

     Effective June 10, 1997, the Company entered into a formal agreement with DayStar L.L.C. (DayStar), pursuant to which DayStar has agreed to provide a credit facility to the Company in an amount not to exceed $440,000 to be used for working capital purposes (DayStar Credit Facility). Since March 1997, the Company operated under an informal agreement with DayStar. As of June 10, 1997, approximately $200,000 had been advanced. Pursuant to the DayStar Credit Facility, the Company will execute a promissory note providing for the payment of interest on amounts outstanding at the initial rate of 12% per annum, payable at the maturity of the note, as described below. The DayStar Credit Facility provides that all of the outstanding principal and interest shall be paid out of the proceeds of the proposed offering (Note 11). In the event the offering shall not have been concluded at the expiration of seven months from the date of the last advance, the DayStar Credit Facility shall be extended to thirteen months from the date of the last advance and the interest rate shall increase to 15% per annum. If the note has not been repaid at the maturity date, the Company shall thereupon repay the principal and interest outstanding in monthly amounts of $20,000 with any unpaid amounts due and payable at the expiration of 24 months. As additional consideration for the DayStar Credit Facility, the Company has agreed to grant to DayStar three year warrants to purchase 200,000 shares of common stock at $2.25 per share and 100,000 shares of common stock at $5.00 per share.

     In the event the offering has not been completed upon the expiration of seven months from the date of the last advance, the number of warrants issuable to DayStar shall increase, at the same ratio of $2.25 warrants and $5.00 warrants to each other as to the price as originally issued, by 4% per month until the earlier of such time as the DayStar Credit Facility shall have been paid in full or the offering of the Company's common stock shall have been completed. Under no circumstances shall the number of warrants issuable to DayStar exceed 400,000 in the aggregate.

     The Company is required to pay a due diligence fee of approximately $40,000 under the terms of the agreement. In addition, to the extent other security interests have been subordinated, the Company has pledged substantially all of its assets as collateral on this obligation.

     Certain piggy back registration rights were given to DayStar in connection with the first 1933 Act registration statement, subject to the underwriter's discretion.


     On July 1, 1997, the Company entered into a Supplemental Credit Facility Agreement with DayStar providing for an additional credit facility of up to $408,000. Interest on the note executed as part of the agreement is 1% per week (52% annual rate) plus a fee of $8,000. Principal and interest are due twelve months from the date of the last advance of funds made pursuant to the Agreement or five business days after the closing of the proposed offering of equity securities described in Note 11.

     On July 2, 1997, the Company drew down the entire proceeds of the Supplemental Credit Facility and the remaining funds available under the original DayStar credit facility, and paid the loans payables plus accrued interest (approximately $619,000) due June 30, 1997, as described in Note 4.

     On June 25, 1997, the Company entered into an agreement with Capital Bay Securities (Note 11) providing for a 15% commission of the proposed offering plus three year warrants to purchase up to 184,000 shares of the Company's common stock at an exercise price of $2.50 per share. The 184,000 shares represent 10% of the number of shares in the proposed offering, including an over-allotment option granted to Capital Bay Securities.

                                    PART III

INDEX TO EXHIBITS

EXHIBIT NUMBER                                          DESCRIPTION
2.1              Articles of Incorporation
2.2              Certificate of Amendment of Articles of Incorporation dated March 10, 1994
2.3              Certificate of Amendment of Articles of Incorporation dated January 27, 1995
2.4              Certificate of Amendment of Articles of Incorporation dated March 6, 1996
2.5              By-laws of Legacy Brands, Inc.
3.1             *Form of Lock-Up Agreement
3.2              Form of Bridge Financing Note and Form of Bridge Loan and Security Agreement
3.3              Form of Promissory Note issued to C.Brands, LLC
6.1              Trademark License Agreement between Mrs. Fields Development Corporation and Plunkett,
                 Inc. dated August 14, 1994
6.2              First Amendment to the Trademark License Agreement between Mrs. Fields Development
                 Corporation and Plunkett, Inc. dated August 14, 1994 of March 28, 1996
6.3              License Agreement by and between AJM Marketing Enterprises, Inc./Prema Toy Co., Inc. and
                 Legacy Brands, Inc. dated September 1, 1996
6.4              Stock Option Plan, Form of Incentive Stock Option Agreement, Form of Non-Qualified Stock
                 Option Agreement
6.5             *Form of Employee Stock Purchase Plan
6.6              Employment Agreement, dated October 30, 1996, by and between Legacy Brands, Inc. and
                 Thomas E. Kees
6.7              Amendment to the Employment Agreement, dated February 28, 1997, by and between Legacy
                 Brands, Inc. and Thomas E. Kees of October 30, 1996
6.8              Restricted Stock Purchase Agreement by and between Legacy Brands, Inc. and Thomas E. Kees dated October 30, 1996
6.9              Form of Promissory Note issued in connection with the Restricted Stock Purchase Agreement
6.10            *Bridge Loan and Consulting Agreement by and between Pacific Acquisition Group, Inc., and
                 Greg Plunkett, Inc. dated December 20, 1995
6.11            *Addendum to the Bridge Loan and Consulting Agreement by and between Pacific Acquisition
                 Group, Inc. and Greg Plunkett, Inc. dated December 20, 1995, of May 15, 1996
6.12            *Second Amended and Restated Bridge Loan and Consulting Agreement by and between Pacific
                 Acquisition Group, Inc. and Legacy Brands, Inc., dated June, 1997
6.13            *Investment Banking Compensation Agreement between Greg Plunkett, Inc. and Steve Jizmagian and Randy Haag dated March 7, 1995
6.14            *Agreement for Termination, Release and Waiver of Rights between Legacy Brands, Inc.,
                 Steve Jizmagian, Randy Haag, Michael J. Staskus and Thomas O'Stasik, Sr. dated
6.15             Common Stock Purchase Warrant issued in connection with the Termination, Release and
                 Waiver of Rights between Legacy Brands, Inc. and Steve Jizmagian and
                 Randy Haag and Michael J. Staskus and Thomas O'Stasik
6.16             Credit Facility Agreement by and between Legacy Brands, Inc., and Daystar, LLC
6.17             Supplemental Credit Facility Agreement by and between Legacy Brands, Inc. and DayStar,
                 LLC
6.18            *Form of Credit Facility Promissory Note
6.19             Form of Supplemental Credit Facility Promissory Note
6.20            *Warrant Agreement between Legacy Brands, Inc., and Daystar, LLC
6.21           **Certain correspondence between Legacy Brands, Inc., and Van den Bergh Foods Company dated
                *March 16, 1995, January 15, 1996, January 22, 1996, June 14, 1996, October 9, 1996,
                 November 1, 1996, December 11, 1996, December 27, 1996, and March 4, 1997
6.22             Stock Pledge Agreement by and between Legacy Brands, Inc., and Thomas E. Kees dated
                 October 30, 1996
6.23            *Manufacturing Agreement by and between Legacy Brands, Inc., and Kisko Products dated May
                 28, 1997

6.24             Placement Agent Agreement between Legacy Brands, Inc. and Capitol Bay Securities dated
                 June 25, 1997
6.25            *Placement Agent Warrant Agreement between Legacy Brands, Inc. and Capitol Bay Securities
11               Financial Statements contained in Part F/S

      *INDICATES TO BE SUPPLIED BY AMENDMENT
     **INDICATES CONFIDENTIAL TREATMENT REQUESTED

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Legacy Brands, Inc.
                                      (Registrant)

                                  Date:   July 29, 1997
                                  By:     /s/ Thomas E. Kees
                                          Thomas E. Kees
                                       Chief Executive Officer